Confidential Treatment Requested
The portions of this document marked by “XXXXX” have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission
Exhibit 99.2
LOAN AGREEMENT
dated October 5, 2007
between
Chartered Semiconductor Manufacturing Ltd.
and
Japan Bank for International Cooperation and
the financial institutions listed on the signature page hereof

LOAN AGREEMENT
LOAN AGREEMENT dated 5 of October, 2007
BETWEEN
Chartered Semiconductor Manufacturing Ltd., registered in the commercial register of Singapore under 198703584K (hereinafter referred to as the “Borrower”),
AND
Japan Bank for International Cooperation (hereinafter referred to as “JBIC”) and the financial institutions listed on the signature page of this Loan Agreement as lenders (JBIC and such financial institutions being hereinafter collectively referred to as the “LENDERS”).
WITNESSETH
WHEREAS:
(A)	The Borrower has requested JBIC to arrange for funds to be made available to the Borrower for the purpose of enabling the Borrower to fund the cost of Japanese Goods and/or Services which are required for the implementation and completion of the Project and which are to be purchased pursuant to the terms of the Contract; and
(B)	JBIC, for the purpose of assisting the successful implementation and completion of the Project, has agreed, together with the banks and financial institutions listed on the signature page of this Loan Agreement, to provide a loan facility to the Borrower on the terms and conditions hereinafter set forth and be responsible for providing necessary arrangement for Facility. Fifty percent (50%) amount of Facility will be funded by JBIC and fifty percent (50%) amount of Facility will be funded by financial institutions listed on the signature page of this Loan Agreement.
NOW THEREFORE, the parties hereto agree as follows:

Clause I
Definitions; Headings
(1)	(Definitions)

The following terms have, unless the context otherwise requires, the following meanings whenever used in this Loan Agreement and in the Recitals and Attachments hereto:
“Acceleration”:
has the meaning given to it in Clause XII;
“Accrual Date”:
in respect of the Loan, 1st January 2008.
“Acquisition List”:
a list of the goods and services to be purchased by the Borrower pursuant to an Approved Contract and submitted by the Borrower together with the Application for Approval in respect of such Contract in the Approval Procedures , as amended, modified or supplemented from time to time with the prior written consent of JBIC.
“Agent”:
Sumitomo Mitsui Banking Corporation;
“Amortization Schedule”:
in respect of the Loan, the amortization schedule drawn up, or to be drawn up, by JBIC in accordance with the provisions of this Loan Agreement referred to in Sub-Clause (2) of Clause III;
“Annual Budget”:
an annual operating budget substantially in the form satisfactory to JBIC, as prepared by the Borrower, which shall include projected operating expenses, capital expenditures, financing costs and revenues for the fiscal year covered thereby and shall be accompanied by statements of an Authorized Officer of the Borrower certifying that such Annual Budget is a reasonable estimate for such fiscal year;
“Annual Schedule of Short-Term Debts”:

the annual report of the Short Term Debts substantially in the form satisfactory to JBIC (together with any evidence as JBIC may request), as prepared by the Borrower, which shall state the budget amount of the Short-Term Debts in a fiscal year and the actual amount of the Short-Term Debts in the previous fiscal year.
“Approval Procedures”:
procedures set forth in Attachment 2;
“Approved Amount”:
in respect of the Approved Contract, the maximum aggregate amount in U.S. Dollars approved by JBIC in accordance with the Approval Procedures;
“Approved Contract(s)”:
the Contract(s) approved by JBIC in accordance with the Approval Procedures as being eligible for the benefit of financing under this Loan Agreement;
“Authorized Officer”
the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer or the Financial Controller of the Borrower.
“Availability Period”:
in respect of this Loan Agreement, the period commencing on 1st January 2008 and expiring on the earliest of (aa) the Expiry Date, (bb) the date on which the Facility is fully disbursed, (cc) the date on which the Facility is cancelled pursuant to the terms of this Loan Agreement, and (dd) such other date as the parties may specify in this Loan Agreement or otherwise agree;
“Borrower’s Country”:
the Republic of Singapore;
“Bribery”:
an act of any Person intentionally to offer, promise, or give any undue pecuniary or other advantage, whether directly or through intermediaries, to any Public Official, for such Public Official or for a third party, in order that such Public Official act or refrain from acting in relation to the performance of official duties (including, any use of such Public Official’s position, whether or not within such Public Official’s authorized competence) in order to obtain or retain business or other improper advantage in the conduct of international business;

“Business Day”:
a day on which banks and other financial institutions are open for foreign exchange business in Tokyo, London and New York;
“Cancellation”:
has the meaning given to it in Clause XII;
“Capital Expenditures”:
any payments that are made in connection with the rental, lease, purchase, construction or use of any property the value or cost of which, under GAAP, should be capitalized and categorized on the Borrower’s balance sheet as “property”, “plant” and “equipment”;
“Capital Stock”:
in respect of any Person, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interest in (however designated) the common or preferred equity or equity or preference share capital of such Person, including, without limitation, partnership interests, and any securities convertible into or exchangeable for any thereof;
“Cash Balance”:
the cash or cash equivalent held by the Borrower from time to time plus the amount of unutilized portion of any commitment line, as certified at any time of determination by an Authorized Officer of the Borrower, provided however that the amount of unutilized portion of commitment lines may be included in the calculation of the Cash Balance only to the extent of three hundred million U.S. Dollars (US$ 300,000,000);
“CIRR”:
the Commercial Interest Reference Rate for U.S. Dollars which is defined under the OECD Arrangement and from time to time conclusively determined as the minimum interest rate which is to be applied by JBIC to Japanese officially supported U.S. Dollars denominated export credit;
“Construction Progress Report”:
a report from the Borrower substantially in the form satisfactory to JBIC, which shall compare actual construction to the Ramp and Capital Costs Budget and Ramp

Schedule, together with a narrative description in reasonable detail of the status of the Project and an estimate of the remaining project costs projected to be incurred after the date of such Construction Progress Report, as prepared by the Borrower;
“Contract”:
Sales and Purchase Contract to be made between the Borrower as buyer and a Japanese Exporter as seller for the purchase by the Borrower of Japanese Goods and/or Services necessary for the construction of the Phase II Facilities;
“Control”:
(a) the possession, directly or indirectly, of (i) more than fifty percent (50%) of the securities having ordinary voting power for the election of directors or other governing body of a corporation, or (ii) more than fifty percent (50%) of the partnership or other ownership interests of any other Person; or (b) the ability, directly or indirectly, to influence any decision of, or to direct or cause the direction of the management and policies (including operations and maintenance decisions) of, a Person. The terms “Controlled by,” “under common Control with,” and the term “Control” when used as a verb, shall have correlative meanings;
“Customer(s)”:
a purchaser of the Products, whether it has entered into the Manufacturing Agreement or not;
“Debt Service”:
for any period, the aggregate of all principal, interest, fees, expenses, prepayment premiums and all other amounts paid or payable by the Borrower under agreements pursuant to which the Borrower has incurred Indebtedness;
“Debt Service Coverage Ratio”:
as of any date of determination, on a consolidated basis, the ratio of (a) EBITDA for a period of the preceding two (2) consecutive fiscal quarters to (b) Debt Service scheduled to be paid during the next two (2) consecutive fiscal quarters; provided that, after the date on which fifty percent (50%) or more of the amount of the Facility have been repaid, any lump sum principal payment due and payable in a single installment at maturity in respect of any Indebtedness of the Borrower during such period may be excluded from the amount of the Debt Service (for avoidance of doubt, such lump sum principal payment may not be excluded from the amount of the Debt Service until the date on which fifty percent (50%) or more of the amount of the Facility have been repaid).
“Debt Service Reserve Account” or “DSRA”:
a U.S. Dollars denominated account of the Borrower established with a bank acceptable to JBIC for the benefit of the LENDERS;
“Debt Service Reserve Requirement A”:
as of any date of determination and after giving effect to all payments of Debt Service as of such date (if any), an amount equal to the interest payable during the period from and including such date of determination to and including the next succeeding Payment Date in respect of the Loan;
“Debt Service Reserve Requirement B”:
as of any date of determination and after giving effect to all payments of Debt Service as of such date (if any), an amount equal to the aggregate Debt Service of the Borrower payable during the period from and including such date of determination to and including the next succeeding Repayment Date in respect of the Loan;
“Debt to Equity Ratio”:
on any date of computation, the ratio of Total Financial Debt to the Net Worth of the Borrower on a consolidated basis.
“Deed of Charge”:
has the meaning given to it in Sub-Clause (6)(e) of Clause II;
“Default”:
any event that, with the giving of notice, lapse of time, fulfillment of any condition or any combination thereof, would become an Event of Default.
“Development and Cost Sharing Agreement”:
has the meaning given to it in Clause II(6)(c);

“Disbursement”:
each disbursement of the Facility made in accordance with the provisions of this Loan Agreement or the principal amount of such disbursement from time to time outstanding, as the context may require;
“Disbursement Procedures”:
procedures set forth in Attachment 3;
“Discount Rate”:
in respect of each calculation of the Opportunity Cost, the relevant Commercial Interest Reference Rate for U.S. Dollars (determined by the OECD’s Arrangement on the Guidelines for Officially Supported Export Credits to be prevailing on the last Business Day of the Month immediately before the Month during which such calculation is made) applicable to loans denominated in U.S. Dollars of maturities equal to a period commencing on the date on which the relevant Opportunity Cost falls to be calculated under this Loan Agreement and ending on the respective dates that each installment of the principal amount of the Loan to which such calculation relates would have fallen due, but for the occurrence of the relevant event giving rise to the Opportunity Cost under this Loan Agreement;
“EBITDA”:
for any period, on a consolidated basis, the sum of (a) net income from operations determined in accordance with GAAP for such period, plus (b) net interest payments made during such period, plus (c) taxes paid during such period, plus (d) depreciation of capital assets and amortization of intangible assets and leasehold improvements for such period, plus (e) any non-cash expenses for such period;
“Effective Date of Loan Agreement”:
the signing date of this Loan Agreement;
“Environmental and Social Considerations”:
the considerations described in Sub-Clause (1)(a) of Clause IX;
“Environmental Guidelines”:
the Japan Bank For International Cooperation Guidelines For Confirmation of Environmental and Social Considerations, as the same may be amended or supplemented by JBIC from time to time;

“Environmental Laws”:
means any laws, regulations, judicial decisions, orders and governmental restrictions applicable to the Borrower, the legal entities under its control or their properties relating to the environment or to the generation, handling, use, storage, discharge or clean-up of petroleum products, chemicals, hazardous substances, pollutants or wastes;
“Event of Default”:
any of the events or circumstances specified in Clause XI;
“Expiry Date”:
October 15, 2010;
“Export Amount”:
in respect of any Approved Contract on the date of approval thereof, the equivalent in U.S. Dollars of the total amount payable by the Borrower in the Borrower’s Country to the Japanese Exporters in respect of all of the Japanese Goods and/or Services to be supplied thereunder;
“Facility”:
the loan facility described in Sub-Clause (1) of Clause II;
“Final Application Date”:
April 30, 2008;
“Final Disbursement Date”:
the last day of the Availability Period;
“Financing Documents”:
this Agreement, and the Deed of Charge;
“Floating Rate”:
with respect to an Interest Period, the rate per annum (on the basis of a 360-day year) shown on the Reuters Page LIBOR01 (or such other page as may replace such page on such screen for the purpose of displaying London interbank offered rates of major banks for deposits in U.S. Dollars) as the “British Bankers Association Interest Settlement Rate” in U.S. Dollars (LIBOR) for a period of six (6) months, or if no rate appears on such page on such Quotation Date, the average

(rounded upwards, if necessary, to the nearest one-sixteenth of one per cent (1/16%)) of the respective rates per annum at which deposits in U.S. Dollars are offered to at least three Reference Banks, as set out below, in the London interbank market, in each case, as of approximately 11:00 a.m., London time, on such Quotation Date for a period of six (6) months. “Reference Banks” shall mean four banks (which shall include the Agent) selected by the Agent in consultation with JBIC. In the event that such rate is not available at such time for any reason, then “Floating Rate” for such Interest Period shall be determined by the Agent, after consulting with JBIC and the Borrower;
“GAAP”:
generally accepted accounting principles in the United States, as in effect from time to time, consistently applied;
“Guarantee”:
in respect of any Person, any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing in any manner any Indebtedness or amounts raised under any other transaction (including, without limitation, any forward sale or purchase agreement) having the commercial effect of a borrowing her obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation (whether arising by virtue of partnership arrangements, by agreement to keep well, to purchase assets, goods, securities or services, to take or pay, or to maintain financial statement conditions or otherwise), or (b) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” shall not include (i) endorsements for collection or deposit in the ordinary course of business, or (ii) indemnity or hold harmless provisions included in contracts entered into in the ordinary course of business. “Guarantee” and “Guaranteed” when used as a verb shall have a correlative meaning;
“Hedging Policies”:
the hedging policies of the Borrower set forth in Attachment 8;
“Indebtedness”:

any obligation (whether incurred as principal or surety) for the payment or repayment of money, whether present or future, actual or contingent;
“Indebtedness for Borrowed Money”:
as to any Person, (a) all indebtedness (including principal, interest, fees and charges) for borrowed money; (b) all obligations issued, undertaken or assumed as the deferred purchase price of Property or services; (c) all outstanding reimbursement obligations with respect to surety bonds, performance bonds, letters of credit, bankers’ acceptances and similar instruments; (d) without duplication of clause (c) above, the currently available amount of all surety bonds, performance bonds, letters of credit or other similar instruments issued for the account of such Person; (e) all obligations evidenced by notes, bonds, debentures, commercial paper, bills of exchange or similar instruments, including obligations so evidenced incurred in connection with the acquisition of Property, assets or businesses; (f) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to Property acquired by such Person (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such Property); (g) all capital lease obligations; (h) obligations pursuant to any agreement to purchase materials, supplies or other Property if such agreement provides that payment shall be made regardless of whether delivery of such materials, supplies or other Property is ever made or tendered; (i) obligations in respect of any commodity, interest rate or currency swap, cap or collar agreement or similar arrangement between such Person and a financial institution providing for the transfer or mitigation of commodity pricing, currency or interest risks either generally or under specific contingencies (but without regard to any notional principal amount relating thereto); (j) all liabilities secured by (or for which the holder of such indebtedness has an existing right, contingent, or otherwise, to be secured by) any Lien upon or in Property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness; (k) all Guarantees of obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (a) through (j) of this definition; and (l) amounts raised under any other transaction (including, without limitation, any forward sale or purchase agreement) having the commercial effect of a borrowing;
“Insolvency Proceeding”:

(a) any case, action or proceeding before any court or other governmental authority under any applicable laws relating to bankruptcy, reorganization, insolvency, liquidation, receivership, dissolution, winding-up, relief of debtors, moratorium or composition or adjustment of debts or suspension of payments or the like; or (b) any general assignment for the benefit of creditors, composition, marshaling of assets for creditors or other similar arrangement in respect of a Person’s creditors generally or any substantial portion of a Person’s creditors;
“Interest Period”:
the period commencing from and including the day on which the first (1st) Disbursement is made under this Loan Agreement (in the case of the initial payment of interest and risk premium) or the immediately preceding Payment Date (in the case of each subsequent payment of interest and risk premium) and ending up to but excluding the subsequent Payment Date;
“Investment”:
for any Person, (a) the acquisition (whether for cash, property, services or securities or otherwise) or holding of Capital Stock, bonds, notes, debentures or other securities of or in any other Person, (b) the making of any deposit with, or advance, loan or other extension of credit to, any other Person or any Guarantee of, or other contingent obligation with respect to, any Indebtedness or other liability of any other Person and (without duplication) any amount committed to be advanced, lent or extended to any other Person, and (c) the acquisition of any similar property, right or interest of or in any other Person;
“Issuing Date”:
the date as specified as such in Sub-Clause (2) of Clause III.;
“Japanese Exporters”:
Dainippon Screen Mfg. Co. Ltd., Nikon Corporation, and Tokyo Electron Ltd.;
“Japanese Goods and/or Services”:
equipment, machinery, goods and/or services which are primarily of Japanese manufacture or origin including a certain amount of third countries’ manufacture or origin and which the Borrower has contracted to purchase pursuant to the terms of the Contract;
“LIBOR Business Day”:

a day on which dealings in deposits are carried on in the London interbank U.S. Dollar-currency market;
“Lien”:
any security interest, mortgage, pledge, assignment by way of security, charge, lease, easement, servitude, deposit arrangement, encumbrance, lien (statutory or other), preference, priority or other security agreement of any kind or nature whatsoever including, without limitation, (a) any conditional sale or other title retention agreement, any financing or similar statement or notice filed under any recording or notice statute, and any lease having substantially the same effect as any of the foregoing; and (b) any designation of loss payees or any similar arrangement under any contract for insurance;
“Loan”:
the aggregate principal amount disbursed to the Borrower under this Loan Agreement in respect of the Approved Contracts, and from time to time outstanding;
“Manufacturing Agreement”:
a master agreement between the Borrower and a Customer in respect of manufacture and sale of the Products;
“Material Adverse Change”:
any event, development or circumstance having a material and adverse effect on (a) the business, operations or financial condition of the Borrower, (b) the ability of the Borrower to perform its respective obligations or to enforce its material rights under the Loan and its related agreements to which it is a party, (c) the material rights and remedies of JBIC and/or the Tranche B Lenders under the Loan and its related agreements, or (d) the validity and enforceability of any material provision of the Loan and its related agreements to which the Borrower is a party;
“Month”:
means a period commencing on a specific day in any calendar month and ending on and including the day immediately preceding the numerically corresponding day in the next succeeding calendar month, provided that if there is no such numerically corresponding day in the next succeeding calendar month, such period shall expire on and including the last day of such next succeeding calendar month, and references to “Months” shall be construed accordingly;

“Net Worth”:
determined in accordance with GAAP, (a) the amount of Capital Stock of the Borrower on a consolidated basis, plus (b) the amount of surplus and retained earnings of the Borrower (or, in the case of a surplus or retained earnings deficit) on a consolidated basis, minus the amount of such deficit;
“New York Process Agent”:
the Person appointed under the Loan Agreement to receive, on behalf of the Borrower, any and all documents relating to any proceedings in the New York State and/or Federal Courts sitting in New York City;
“Notice of Approval of Contract”:
Form 2 attached to Attachment 2 duly completed;
“OECD”:
the Organization for Economic Cooperation and Development;
“OECD Arrangement”:
the arrangement on Officially Supported Export Credits as published by the OECD;
“Opportunity Cost”:
means any or each of the Opportunity Cost caused by Acceleration, or the Opportunity Cost caused by Cancellation;
“Opportunity Cost caused by Acceleration”:
an amount equal to the amount by which (i) the principal amount of the Loan being declared forthwith due and payable, is less than (ii) the sum of:
(aa)	the principal amount of the Loan being declared forthwith due and payable; plus

(bb)	the amount of interest which would accrue, at the interest rate applicable to the Loan, on the principal amount of the Loan being declared forthwith due and payable on the basis that such principal amount of the Loan would have been repaid in accordance with the scheduled Repayment Dates as set out in the Amortization Schedule,
discounted at the Discount Rate to the date of actual Acceleration from each respective Payment Date on which each installment of the principal amount of the Loan would fall due, but for the Acceleration. If the amount of (i) is greater than the sum of (ii), no Opportunity Cost caused by Acceleration shall be payable in respect of the principal amount of Tranche A being declared forthwith due and payable hereunder;
“Opportunity Cost caused by Cancellation”:
an amount equal to the amount by which (i) the principal amount of the Loan which is subject to the Cancellation, is less than (ii) the sum of:
(aa)	the principal amount of the Loan which is subject to the Cancellation; plus

(bb)	the amount of interest which would accrue, at the interest rate applicable to the Loan, on the principal amount of the Loan which is subject to the Cancellation on the basis that such principal amount of the Loan which is subject to the Cancellation would have been fully disbursed on the last day of the Availability Period and such principal amount of the Loan would have been repaid in accordance with the scheduled Repayment Dates as set out in the Amortization Schedule,
discounted at the Discount Rate to the date of actual Cancellation from each respective Payment Date on which each installment of the principal amount of Tranche A would fall due, but for the Cancellation. If the amount of (i) is greater than the sum of (ii), no Opportunity Cost caused by Cancellation shall be payable in respect of such Cancellation;
“Other Facility Agreements”:
the US EXIM Loan, and other facility agreements between the Borrower and the other lenders which are necessary for financing the costs for the Project in the aggregate principal amount not exceeding one billion one hundred million U.S. Dollars (US$ 1,100,000,000) (or the equivalent in other currencies);
“Other JBIC Agreement”:
any agreement other than this Loan Agreement involving the borrowing of money or the extension of credit or any guarantee or indemnity between the Borrower on the one part, and either JBIC alone or JBIC acting together with one or more banks or financial institutions, on the other part. For the avoidance of doubt, this includes such contracts initially entered into with the Borrower by The Export-Import Bank of Japan or the Overseas Economic Cooperation Fund, alone or together with one or more banks or financial institutions, prior to their merger into JBIC;

“Overdue Amount A”:
as defined in sub-clause 4(a) of Clause IV;
“Overdue Amount B”:
as defined in sub-clause 4(b) of Clause IV;
“Overdue Interest”:
interest payable pursuant to Sub-Clause (4) of Clause IV;
“Overdue Period A”:
as defined in sub-clause 4(a) of Clause IV;
“Overdue Period B”:
as defined in sub-clause 4(b) of Clause IV;
“Parent”:
Temasek Holdings (Private) Limited (company registration number 197401143C);
“Payment Date”:
each of January 15 and July 15 in each year, provided that, if any Payment Date would otherwise fall on a day which is not a Business Day, such Payment Date shall be the immediately succeeding Business Day;
“Permitted Indebtedness”:
(a)	prior to the date on which fifty percent (50%) or more of the amount of the Facility have been repaid:
(i)	Indebtedness incurred by the Borrower under the Financing Documents;

(ii)	Indebtedness for Borrowed Money set forth in Attachment 7, together with any refinancing of the Indebtedness described in Part II of Attachment 7 in an amount up to the aggregate original principal amount of such Indebtedness for Borrowed Money;

(iii)	Indebtedness of the Borrower consisting of trade payables in respect of Capital Expenditures incurred in the ordinary course of business due and payable not later than three hundred sixty (360) days from the incurrence thereof;

(iv)	unsecured working capital Indebtedness of the Borrower having a maturity of not greater than three hundred sixty-four (364) days from the date incurred;

(v)	Indebtedness of the Borrower consisting of trade payables incurred in the ordinary course of business due and payable not later than three hundred sixty days form the incurrence thereof and not exceeding US$200,000,000 (or Singapore Dollar Equivalent thereof) at any one time outstanding;

(vi)	Indebtedness incurred by the Borrower in connection with any hedging arrangements entered into from time to time in accordance with the Hedging Policies;

(vii)	Indebtedness incurred by the Borrower up to US$100,000,000 (or the Singapore Dollar Equivalent thereof) in aggregate under leases required to be capitalized in accordance with the GAAP;

(viii)	Indebtedness incurred by the Borrower under the Other Facility Agreements;
(b)	After the date on which fifty percent (50%) or more of the amount of the Facility have been repaid, any Indebtedness for Borrowed Money of the Borrower; provided that, after giving effect thereto, no Default or Event of Default shall have occurred and be continuing;
“Permitted Investment”:
(a)	any deposits made with any commercial bank whose long-term unsecured senior debt is rated at least “A” (or the equivalent) by Standard & Poor’s Ratings Services and at least “A2” (or the equivalent) by Moody’s Investors Service;

(b)	Investments as of the date hereof in Chartered Silicon Partners Pte Ltd and future Investments in Chartered Silicon Partners Pte Ltd to the extent necessary to allow Chartered Silicon Partners Pte Ltd to pay its current obligations;

(c)	Investments in Subsidiaries or in other Persons engaged, in either case, in businesses reasonably related to the core business of the Borrower; provided that, at any time prior to the date on which fifty percent (50%) or more of the Facility Amount have been repaid, Investments permitted under this paragraph (c) shall not exceed US$200,000,000 at any one time outstanding; and

(d)	any other Investments disclosed to and approved by JBIC.

“Permitted Liens”:
(a) Liens arising solely by operation of law and not by way of contract that are discharged within ninety (90) days from the date such Liens arise; (b) Liens imposed by law for taxes that are not yet due or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that adequate reserves therefore have been established in accordance with GAAP; (c) Liens in respect of capitalized lease obligations permitted under Permitted Indebtedness; provided that any such Lien shall encumber only the leased asset; (d) Liens in respect of purchase-money Indebtedness entered into by the Borrower; provided that any such Lien shall encumber only the asset acquired with the proceeds of such Indebtedness; (e) Liens consisting of operating leases or subleases to other Persons of properties or assets owned or leased by the Borrower or a Subsidiary of the Borrower; provided that any such Lien shall secure solely the Indebtedness for Borrowed Money incurred for the purpose of financing the purchase of such properties or assets; (f) Liens solely on any cash earnest money deposits made by the Borrower or any Subsidiary in connection with any letter of intent or purchase agreement permitted hereunder; (g) Liens created pursuant to the Deed of Charge; and (h) any other Liens disclosed to and approved by JBIC.
“Person”:
an individual, corporation, partnership, joint venture, trust, unincorporated organization, government, sovereign state or any agency, authority or political subdivision thereof, international organization, agency or authority (in each case, whether or not having separate legal personality) or any two or more of the foregoing;
“Phase II Facilities”:
the facilities constructed in connection with the Project;
“Products”:
integrated circuit devices incorporating the Customer’s designs, and including silicon wafer manufactured by the Borrower;
“Public Official”:
any of (i) any Person holding a legislative, administrative, or judicial office of any country (including, but not limited to, the Borrower’s Country), whether appointed or elected, (ii) any Person exercising a public function for any country (including, but not limited to, the Borrower’s Country), including for a public agency or public enterprise, and (iii) any official or agent of a public international organization;
“Project”:
the Phase II Project as defined in Attachment 1;
“Project Documents”:
all agreements, licenses, concessions, notices and documents relating to the Project;
“Property”:
any right or interest in or to property of any kind whatsoever, including revenues, whether real, personal or mixed and whether tangible or intangible, and regardless of whether owned or in existence at the date of this Agreement or thereafter acquired or created;
“Quotation Date”:
(i) with respect to any Interest Period or relevant due date, the day which is two (2) LIBOR Business Days prior to the commencement of such Interest Period; and (ii) with respect to any Overdue Period A or Overdue Period B, the day which is two (2) LIBOR Business Days prior to (aa) the day on which the Overdue Amount A or Overdue Amount B becomes due and payable (for the period from and including such due date up to and excluding the immediately succeeding Payment Date (in the case where such period includes the date of actual receipt of the payment by JBIC (in case of the Overdue Amount A) or the Agent (in the case of the Overdue Amount B), up to and excluding such date)), and (bb) each succeeding Payment Date (for the subsequent period from and including such Payment Date up to and excluding the immediately succeeding Payment Date (in the case where such period includes the date of actual receipt of the payment by JBIC (in case of the Overdue Amount A) or the Agent (in the case of the Overdue Amount B), up to and excluding such date));
“Ramp and Capital Costs Budget”:
the budget for the construction and funding of the Project prepared by the Borrower;

“Ramp Schedule”:
the schedule for the construction of the Phase II Facilities prepared by the Borrower, which shall set forth, among other things, the proposed ramp production timetable and a schedule for achieving certain wafer production capacity thresholds;
“Repayment Date”:
each Payment Date occurring during the period from and including January 15, 2011 until and including July 15, 2015, provided that, if such period ends on a day which is not a Business Day, such period shall be extended to the immediately succeeding Business Day;
“Risk Premium”:
the risk premium for the Tranche A required to charge pursuant to the OECD Arrangement;
“Short Term Debts”:
Indebtedness of the Borrower described in paragraphs (iii), (iv) and (v) of the definition of the Permitted Indebtedness;
“Subsidiaries”:
for any Person, any other Person (whether now existing or hereafter organized) Controlled by such first Person or one or more subsidiaries of such first Person or any combination thereof;
“Starting Point of Credit”:
the date of the expected commissioning, July 18, 2010
“Tax”:
any tax, levy, impost, duty, charge, fee, deduction or withholding of any nature (including, without limitation, stamp tax and similar charge) which is at the date of execution of this Loan Agreement or thereafter imposed, levied, collected, withheld or assessed (i) in the Borrower’s Country or by any taxing authority thereof or therein or (ii) by any taxing authority (other than a taxing authority in or of Japan) purporting to exercise jurisdiction over the Borrower or (iii) in any state or country (other than Japan) from or through which the Borrower makes any payment under this Loan Agreement or otherwise performs this Loan Agreement;
“Tokyo Process Agent”:

the Person appointed under the Loan Agreement to receive, on behalf of the Borrower, any and all documents relating to any proceedings in the Tokyo District Courts;
“Total Financial Debt”:
for any period, on a consolidated basis, the aggregate principal amount of outstanding Indebtedness for Borrowed Money;
“Tranche A”:
as defined in Paragraph (a) of Sub-Clause (1) of Clause II, as the same may be reduced from time to time in accordance with the terms hereof;
“Tranche A Loan”:
as defined in Paragraph (a) of Sub-Clause (1) of Clause II, as the same may be reduced from time to time in accordance with the terms hereof;
“Tranche B”:
as defined in Paragraph (b) of Sub-Clause (1) of Clause II, as the same may be reduced from time to time in accordance with the terms hereof;
“Tranche B Commitment”:
with respect to each Tranche B Lender, the amount set forth opposite its name in Attachment 6;
“Tranche B Lender”:
the banks and financial institutions listed in Attachment 6 of this Loan Agreement as Tranche B Lenders;
“Tranche B Loan”:
as defined in paragraph (b) of Sub-Clause II(1), as the same may be reduced from time to time in accordance with the terms hereof;
“U.S. Dollars” or “US$”:
the lawful currency of the United States of America from time to time; and
“US EXIM”:
EXPORT-IMPORT BANK OF THE UNITED STATES;

“US EXIM Loan”:
EX-IM BANK FACILITY AGREEMENT dated May 16, 2007 among the Borrower, US EXIM, and JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, relating to the Chartered Semiconductor Fab 7 Phase II Project (Ex-Im Bank Transaction No. AP082872XX — Singapore) in the amount of US$609,733,033;
“Yen” or “¥”:
the lawful currency of Japan from time to time;
(2) (Attachments) The Attachments to this Loan Agreement shall form an integral part hereof.
(3) (Headings) Clause and Sub-Clause headings and the Table of Contents in this Loan Agreement are inserted for ease of reference only and shall have no effect on the interpretation of any of the provisions hereof or thereof.
(4) (References) In this Loan Agreement, references to:
(a)	this Loan Agreement or any other agreement or document are to this Loan Agreement or, as the case may be, such other agreement or document as the same may be amended, varied, novated or supplemented from time to time;

(b)	Clauses and Sub-Clauses are to Clauses and Sub-Clauses of this Loan Agreement; and

(c)	any Person includes that Person’s successors and permitted assigns.
(5) (Singular and Plural) Where the context so requires, words importing the singular number shall include the plural and vice versa.
(6) (Accruals) Unless otherwise provided, any interest, risk premium, fee, commission or other amount payable in respect of any period shall accrue from (and including) the first (1st) day of that period up to (but excluding) the last day of that period.
Clause II
Amount of Facility; Use of Loan; Disbursement
(1) (Facility) The LENDERS hereby agree to make available to the Borrower, on and subject to the terms and conditions of this Loan Agreement, a loan facility in U.S.

Dollars in an aggregate amount up to but not exceeding three hundred million U.S. Dollars ($300,000,000) (the “Facility”) in the following proportions;
(a)	JBIC agrees to make available to the Borrower, on the terms and conditions set forth in this Loan Agreement, a loan facility in U.S. Dollars in an aggregate amount not exceeding the one hundred fifty million U.S. Dollars ($150,000,000), which represents fifty per cent (50%) of the Facility. Such loan facility is herein referred to as “Tranche A” and the aggregate principal amount disbursed to the Borrower under Tranche A from time to time outstanding hereunder is referred to as the “Tranche A Loan”.

(b)	The Tranche B Lender agrees to make available to the Borrower, on the terms and conditions set forth in this Loan Agreement, a loan facility in U.S. Dollars in an aggregate amount not exceeding the amount equivalent to one hundred fifty million U.S. Dollars ($150,000,000), which represents fifty per cent (50%) of the Facility, provided that the aggregate principal amount that each Tranche B Lender is required to lend hereunder shall not exceed the amount of its Tranche B Commitment. Such loan facility is herein referred to as “Tranche B” and the aggregate principal amount disbursed to the Borrower under Tranche B from time to time outstanding hereunder is referred to as the “Tranche B Loan”.
(2) (Use of Loan) The entire proceeds of the Loan shall be applied by the Borrower for the sole purpose of financing up to eighty five per cent (85%) of the cost of Japanese Goods and/or Services payable pursuant to the Approved Contract.
(3) (Approval of Contracts)
(a)	(Application) In order to render the Contract eligible for the Facility, the Borrower shall first apply for JBIC’s approval of the Contract in accordance with the Approval Procedures.

(b)	(Final Application Date) No application for approval as aforesaid shall be made after the Final Application Date, unless otherwise agreed in writing by JBIC.
(4) (Disbursement Procedures) The method of disbursement in respect of this Loan Agreement shall be as set forth in Attachment 3.
(5) (Disbursement of Facility)
(a)	(Disbursement) Once the conditions referred to in Sub-Clause (6) of Clause II hereof have been fulfilled and the Contract has been approved by JBIC in accordance with the provisions set forth in Sub-Clause (3) of Clause II and the Approval Procedures, JBIC shall notify the Borrower of the date of fulfillment of the conditions precedent, and, subject to Sub-Clause (7) of Clause II, the LENDERS shall disburse the Facility in accordance with the Disbursement Procedures set forth in Attachment 3. The Disbursement shall be made by each of JBIC and the Tranche B Lender from each of Tranche A and Tranche B in proportion to the amount of each Facility.
(b)	(Final Disbursement Date) No Disbursement shall be made by the LENDERS to the Borrower hereunder after the Final Disbursement Date unless otherwise agreed by the LENDERS.
(6) (Conditions to First Disbursement) The obligation of the LENDERS to permit a Disbursement on the Initial Disbursement Date shall be subject to the fulfillment of the conditions precedent set forth below in form and satisfactory to JBIC:
(a)	(Corporate Documents) JBIC shall have received the following documents

(i) a documentary evidence of the authority of each person who (aa) has signed this Loan Agreement on behalf of the Borrower and (bb) will sign the statements, reports, certificates and other documents required under this Loan Agreement or will otherwise act as a representative of the Borrower in relation to the implementation, administration or performance of this Loan Agreement;

(ii) certified copies of the constitutive documents of the Borrower in accordance with the Singaporean Law;

(b)	(Establishment of Debt Service Reserve Account) The Borrower shall have established the Debt Service Reserve Account;

(c)	(Execution of Development and Cost Sharing Agreement) The Borrower shall have executed Process 32nm Development and Cost Sharing Agreement (the “Development and Cost Sharing Agreement”) with IBM;

(d)	(Ramp Schedule / Ramp and Capital Costs Budget) The LENDERS shall have received a copy of the Ramp Schedule and the initial Ramp and Capital Costs Budget in form and substance satisfactory to JBIC;

(e)	(Account Pledge) The Borrower shall have duly executed account pledge agreements with JBIC to grant a pledge on the DSRA in favor of the LENDERS to secure the Borrower’s obligations under this Loan Agreement in form and substance satisfactory to JBIC (the “Deed of Charge”) and registered the Deed of Charge with the Singapore Accounting and Corporate Regulatory Authority;

(f)	(Contracts) The Borrower shall have executed the Contracts in form and substance satisfactory to JBIC;

(g)	(Process Agent) JBIC shall have received the agreement of the Tokyo Process Agent and the New York Process Agent;

(h)	(Cash Balance) The Borrower shall have issued a certificate signed by an Authorized Officer of the Borrower in a manner satisfactory to JBIC (together with any other evidence as JBIC may request) stating that the aggregate amount of the Cash Balance of the Borrower equals or exceeds US$ 650,000,000. as of December 31, 2007;

(i)	(Legal Opinion) JBIC shall have received such legal opinions from the Borrower as JBIC may reasonably request as set forth in Attachment 9, or in the form satisfactory to JBIC
     The Borrower shall use its best efforts to deliver or procure that there is satisfied to JBIC all of the above conditions in the shortest possible time from the date of execution of this Loan Agreement.
(7) (Conditions to Each Disbursement) Save as contemplated in the applicable Disbursement Procedures, the obligation of the LENDERS to make each and every Disbursement shall at all times be subject to the conditions that, as of the date of such Disbursement:
(a)	no Default has occurred and is continuing or would result from the making of such Disbursement; and

(b)	all the representations and warranties made or given by the Borrower in this Loan Agreement are true and accurate in all material aspects.

(c)	There shall have occurred no Material Adverse Change.
Clause III
Repayment Provisions
(1) (Repayment of Loan) The Borrower shall repay the Loan to the LENDERS in the installments and on the dates specified in the Amortization Schedule set forth in Attachment 5.
(2) (Amortization Schedule)
(a)	In the event that on the day immediately following the Final Disbursement Date, the total aggregate amount actually disbursed to the Borrower hereunder is less than the aggregate maximum principal amount of the

Facility, the undisbursed balance thereof shall be deducted pro rata from each of the installments shown in the Amortization Schedule (provided that the installments for Tranche A and Tranche B other than the last installment shall be rounded up to the nearest unit of one thousand U.S. Dollars (US$1,000.00-), the aggregate amount of the resulting increases to such installments being deducted from the last installment in respect of each of Tranche A and Tranche B), unless such undisbursed amount under Tranche A and Tranche B is less than the last installment in respect of each of Tranche A and Tranche B in which case the whole amount thereof shall be deducted from such last installment in respect of each of Tranche A and Tranche B.
(b)	Promptly after the Final Disbursement Date or, if any amendment shall be made pursuant to Paragraph (a) above, promptly after such amendment, JBIC shall prepare and deliver to the Borrower a notice substantially in the form of Form 1 of Attachment 4 together with the final Amortization Schedule substantially in the form of Form 2 of Attachment 4 setting forth the amount of each installment to be repaid by the Borrower on each Repayment Date (the date of such notice being hereinafter referred to as the “Issuing Date”). Such Amortization Schedule shall be conclusive in the absence of manifest error.
(3) (Voluntary Prepayment)
(a)	Except as expressly provided otherwise in this Loan Agreement, the Borrower may not prepay all or any part of the Loan.

(b)	Without prejudice to the foregoing, but only after the Final Disbursement Date and upon receipt, not less than ninety (90) days prior to a Payment Date, of a written request by the Borrower for the prepayment of all or any part of the Loan, the Borrower may prepay the Loan or any part thereof subject to the provisions in this Sub-Clause III(3).

(c)	The Borrower may prepay in advance of maturity all or any part of the Loan only on a Payment Date, together with all interest and Risk Premium accrued thereon up to and including the day immediately preceding the date of such prepayment and any other amounts then payable under this Loan Agreement in respect of each of Tranche A and Tranche B.

(d)	The Borrower shall pay to JBIC a prepayment premium of one half of one per cent (0.5%) of the principal amount of Tranche A to be prepaid, which premium shall be paid simultaneously with the corresponding prepayment of Tranche A.

(e)	Each voluntary payment of principal under this Sub-Clause (3) of Clause III shall be applied pro rata in prepayment of the Tranche A Loan and Tranche B Loan in accordance with the Amortization Schedule in inverse chronological order.

(f)	Any request for prepayment made by the Borrower under the Loan Agreement shall be irrevocable and, the Borrower shall be bound to prepay in accordance therewith and if the Borrower fails to do so on the due date, interest shall accrue on the overdue amount of principal, interest and all other amounts payable under this Sub-Clause (3) of Clause III in accordance with Sub-Clause (4) of Clause IV.

(g)	Amounts prepaid pursuant to this Sub-Clause (3) of Clause III shall not be reborrowed.
(4) (Mandatory Prepayment)
(a)	If the Approved Contract is terminated or cancelled, the Borrower shall prepay to the LENDERS the entire amount of the relevant Loan together with accrued interest and Risk Premium thereon up to the date of such prepayment.

(b)	The Borrower shall prepay to the LENDERS the entire amount of the relevant Loan together with accrued interest and Risk Premium thereon up to the date of such prepayment, if on any one day during the period from July 15, 2009 to July 15, 2010, the aggregate amount of the Cash Balance of the Borrower shall be not more than US$ 600,000,000. The Borrower shall, not later than July 31, 2010, issue a certificate signed by an Authorized Officer of the Borrower in a manner satisfactory to JBIC (together with any other evidence as JBIC may request) certifying the aggregate amount of the Cash Balance of the Borrower on any of such day during such period.

(c)	If the Borrower is obliged to make prepayment under the US EXIM Loan the Borrower shall notify JBIC of the same, and shall, on the same day as the prepayment of the US EXIM Loan, prepay to the LENDERS the entire amount of the relevant Loan together with accrued interest and Risk Premium thereon up to the date of such prepayment.

(d)	Upon the occurrence of any failure by Parent to maintain Control of the Borrower, or any failure by Parent to hold not less than thirty percent (30%) ownership interest in the Borrower’s Capital Stock, the Borrower shall, immediately upon such occurrence, prepay to the LENDERS the entire

Confidential Treatment Requested
The portions of this document marked by “XXXXX” have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission amount of the relevant Loan together with accrued interest and Risk Premium thereon up to the date of such prepayment.
Clause IV
Interest, Commitment Charge and Overdue Payment
(1) (Interest Rate)
(a)	The Borrower shall pay interest at the CIRR of XXXXX per annum plus Risk Premium of XXXXX per annum on the principal amount of the Tranche A Loan in accordance with the provisions hereof.

(b)	The Borrower shall pay interest at the Floating Rate plus zero point one five percent (0.15%) per annum on the principal amount of the Tranche B Loan in accordance with the provisions hereof. The Agent shall determine the interest rate applicable to the Tranche B Loan for each Interest Period hereunder on each Quotation Date and shall give prompt notice to the Borrower of the interest rate so determined.

(c)	Such interest provided for in Paragraphs (a) and (b) of Sub-Clause (1) of this Clause IV shall be paid in arrears on each Payment Date for each Interest Period.
(2) (Commitment Charge)
(a)	The Borrower shall pay to the LENDERS a commitment charge at the rate of XXXXX per annum on the daily unutilized portion of Tranche A and Tranche B.

(b)	Such commitment charge shall accrue from and including the Accrual Date up to and including the Final Disbursement Date. The commitment charge shall be payable in arrears on each Payment Date for the period from and including the Accrual Date (in case of the initial payment of the commitment charge) or the immediately preceding Payment Date (in case of each subsequent payment of the commitment charge) up to and including the day immediately preceding the subsequent Payment Date or the Issuing Date, as the case may be.
(3) (Adjustment of Payment Date) Notwithstanding anything contained in this Loan Agreement to the contrary, the due date for each payment of interest or commitment charge which falls due during the period from the day on which the first Disbursement is made (in the case of payment of interest) or the Accrual Date (in case of payment of

Confidential Treatment Requested
The portions of this document marked by “XXXXX” have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission commitment charge) to the Final Disbursement Date shall be the date falling on the numerically corresponding day in the next succeeding calendar month (provided that if there is no such numerically corresponding day in the next succeeding calendar month, the date for payment shall be the last day of such next succeeding calendar month) after the Payment Date on which such payment of interest or commitment charge would have been otherwise due and payable but for this provision and but for any Business Day adjustment under the Loan Agreement.
(4) (Overdue Payment)
(a)	In case the Borrower fails to pay any principal and/or interest and/or risk premium due and payable in respect of Tranche A (such overdue amount hereinafter referred to as the “Overdue Amount A”) under this Loan Agreement on the due date thereof, the Borrower shall pay to JBIC interest (“Overdue Interest”) on demand, to the fullest extent permitted by applicable law, on such Overdue Amount A for each day at the CIRR of XXXXX per annum plus Risk Premium of XXXXX per annum plus two percent (2.0%) per annum from and including the due date thereof up to and excluding the date of actual receipt by JBIC hereof (hereinafter referred to as the “Overdue Period A”).

(b)	In case the Borrower fails to pay any principal and/or any interest due and payable in respect of Tranche B (such overdue amount hereinafter referred to as the “Overdue Amount B”) under this Loan Agreement on the due date thereof, the Borrower shall pay to the Agent on demand for and on behalf of the Tranche B Lenders interest, to the fullest extent permitted by applicable law, on such Overdue Amount B at the Floating Rate for such day for Tranche B plus zero point one five percent (0.15%) plus two percent (2.0%) per annum for the period from and including the due date thereof up to excluding the actual payment date (hereinafter referred to as the “Overdue Period B”).

(c)	JBIC and the Agent shall advise the Borrower (and, in respect of any Overdue Amount B, the Tranche B Lenders) of amount payable and the interest rates used to calculate amount payable on any Overdue Amount A and/or Overdue Amount B.

(d)	Interest on any Overdue Amount A or Overdue Amount B shall accrue after as well as before judgment and in accordance with Sub-Clause (4) of this Clause IV. Interest at the rate stipulated in Sub-Clause (1) of this Clause IV shall not accrue on any Overdue Amount A or Overdue Amount B during the Overdue Period A or Overdue Period B, as the case may be.

(e)	Payment of interest by the Borrower in accordance with Sub-Clause (4) of this Clause IV shall not prejudice the right of the LENDERS to exercise any other of their rights or claims hereunder, at law or otherwise to remedy any such failure to pay any amount on the due date for payment hereunder, and in particular their rights under Clauses XI and XII of this Loan Agreement.
(5) (Basis of Calculation) Interest and risk premium and the commitment charge on Tranche A Loan and Tranche B Loan shall accrue on a day to day basis and be computed on the basis of a year of three hundred and sixty (360) days and the actual number of days elapsed (to be calculated to the nearest one-hundredth (1/100) of one U.S. Dollars (US$0.01) with any fractional amount being discharged and ignored).
Clause V
Payments and Currency
(1) (Place and Time of Payment) All payments to be made by the Borrower to the LENDERS hereunder shall be paid in U.S. Dollars in immediately available funds to the Agent at the account designated by the Agent, or such other account of the LENDERS in Tokyo as JBIC may from time to time designate in writing, not later than 11:00 a.m., Tokyo time, on the due date for payment thereof. Any such payment made on such due date but after such time shall be deemed to have been made on the immediately succeeding Business Day and interest and risk premium pursuant to Sub-Clause (4) of Clause IV above shall accrue and be payable upon any payment so made. The Borrower, through its remittance bank, shall advise the Agent of such Payment not later than 11:00 a.m., Tokyo time on such due date.
(2) (Payments to be made on a Business Day) If any payment to be made by the Borrower under this Loan Agreement falls due on any day which is not a Business Day, such payment shall be made on the immediately succeeding Business Day.
(3) (Payments to be Free of Claims) All payments to be made by the Borrower under this Loan Agreement shall be made free and clear of any set-off or counterclaim.
(4) (Payment in Denominated Currency) The obligation of the Borrower under this Loan Agreement to make payment in U.S. Dollars shall not be discharged or satisfied by any amount, tender or recovery (whether pursuant to any judgment or otherwise) expressed, paid or made in or converted into any currency other than U.S. Dollars except to the extent to which such amount, tender or recovery so expressed, paid, made or converted shall result (when converted to the currency in which the obligation is denominated in accordance with the LENDERS’ usual foreign exchange practices) in the effective receipt by the LENDERS of U.S. Dollars and the Borrower shall, as a primary obligation enforceable as an alternative or additional cause of action for the purpose of recovery in U.S. Dollars, indemnify each of the LENDERS against the amount (if any) by which such effective receipt shall fall short of the full amount of U.S. Dollars payable under this Loan Agreement, and such indemnity shall not be affected by any judgment obtained for any other sum due under this Loan Agreement.
(5) (Insufficient Payment) If the amount of any payment made by the Borrower under this Loan Agreement is less than the total amount due and payable in respect of such payment, then the Borrower shall be deemed to have waived any right which it may have to make any appropriation thereof and JBIC (on behalf of the LENDERS) shall apply and appropriate the payment so made in or towards the satisfaction of any or all of the amounts which are due or overdue for payment on such day in the following order (or in such other order as JBIC may agree with the Borrower from time to time to be appropriate in the circumstances): (i) costs and expenses (and amounts under indemnities in respect of costs and expenses) due under this Loan Agreement (to the extent JBIC has been notified that such amounts are due) pursuant to Clause VI hereof or otherwise under this Loan Agreement; (ii) commitment charge due; (iii) interest on overdue amounts pursuant to Sub-Clause (4) of Clause IV, if any; (iv) interest and risk premium due on the Loan; (v) the principal amount of the Loan then due and repayable and (vi) any amount due and not otherwise provided for in this Sub-Clause (5) of Clause V, provided that if any payment is insufficient to pay any such category in full, the Agent shall apply the payment received pro rata in proportion to the amounts owing under Tranche A and Tranche B and, with respect to amounts applied to each of Tranche A and Tranche B, in the chronological order in which such sums in such category fell due and otherwise in the order decided by JBIC in its sole discretion.
Clause VI
Taxes, Fees and Expenses
(1) (Tax Gross-up) If the Borrower is required to make a payment to any Person under this Loan Agreement subject to the deduction or withholding of Tax in the Borrower’s Country in relation with the obligation of the Borrower, the sum payable by the Borrower in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of the required deduction or withholding, such Person receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made.
(2) (Tax Indemnity) Without prejudice to the provisions of Sub-Clause (1) of this Clause VI, if any Person (or any agent on its behalf) is required to make any payment on account of Tax or otherwise on or in relation to any sum received or receivable under this Loan Agreement by such Person (or agent on its behalf) (other than any tax imposed on such Person based on its net income) or any liability in respect of any such payment is asserted, imposed, levied or assessed against such Person (or agent on its behalf), the Borrower shall, upon demand of JBIC, promptly indemnify such Person against such payment or liability, together with any interest, penalties and expenses payable or incurred in the Borrower’s Country in relation with the obligation of the Borrower in connection therewith.
(3) (Indemnification for Stamp Duties and Banking Charges) The Borrower shall, to the extent permissible by law, pay or cause to be paid and shall indemnify the LENDERS against:
(a)	all court taxes, stamp, registration or filing duties or other fees, expenses or taxes and any penalties or interest risk premium with respect thereto in relation with the obligation of the Borrower which may be imposed by the law in connection with the execution, delivery, registration or enforcement (including, without limitation, the admissibility in evidence) of this Loan Agreement or obtaining or enforcing any judgment or award given in respect thereof;

(b)	all banking charges or fees, if any, incurred in relation with the obligation of the Borrower in connection with the Disbursements and the payment, repayment or prepayment of principal, interest, risk premium, commitment charges or any other amounts due to the LENDERS under this Loan Agreement;

(c)	the costs and expenses in the Borrower’s Country in relation with the obligation of the Borrower related to the obtaining and delivery of the opinions, documents and evidence referred to in Sub-Clause (6) of Clause II;

(d)	any other taxes, costs, expenses or fees in the Borrower’s Country in relation with the obligation of the Borrower specified in this Loan Agreement.

(4) (Expenses) Administrative cost and expenses, cost and expenses for expert incurred to the Borrower and the LENDERS in service of preparation, negotiation, execution and implementation of this Loan Agreement will, to the extent permissible by law, be born by Borrower.
Clause VII
Representations and Warranties
(1) (Status of Borrower) The Borrower is a corporation duly incorporated and validly existing under the laws of the Borrower’s Country and has full power and authority to own its assets and carry on its business as being conducted at the date of execution of this Loan Agreement and is a legal entity with separate legal personality capable of being sued in its own name.
(2) (Authorization) The Borrower has full power and authority to enter into this Loan Agreement, to exercise its rights hereunder and to perform and observe its obligations hereunder. All action and procedures necessary to approve the transactions contemplated by this Loan Agreement and to authorize the Borrower to execute this Loan Agreement and to perform its obligations hereunder have been duly taken.
(3) (Government Consents and Actions) All acts, conditions and things, which are necessary or advisable to be done, fulfilled or performed in connection with (i) the execution, delivery or performance of this Loan Agreement, or any agreement and instrument required hereunder or thereunder, (ii) the legality, validity and enforceability of this Loan Agreement or any agreement or instrument required hereunder or thereunder or (iii) the admissibility in evidence in the courts of the Borrower’s Country of this Loan Agreement, and any agreement or instrument required hereunder or thereunder have been duly done, fulfilled and/or performed and are in full force and effect.
(4) (Proper Legal Form) This Loan Agreement is in proper legal form under the laws of the Borrower’s Country for enforcement in the courts of the Borrower’s Country.
(5) (Registration Requirements) Save for the registration of the Deed of Charge with the Accounting and Corporate Regulatory Authority in Singapore (“ACRA”) within 30 days (where such document is executed in Singapore) or within 37 days (where such document is executed outside Singapore) of its execution by the parties thereto, it is not necessary to file, register or otherwise record the Loan Agreement and Deed of Charge in any court, public office or elsewhere in the Borrower’s Country or to pay any stamp, registration or similar tax on or in relation to the Loan Agreement and Deed of Charge to ensure the validity, legality, effectiveness, enforceability or admissibility in evidence thereof.
(6) (Binding Effect) This Loan Agreement has been duly executed and delivered by the duly authorized representative of the Borrower and constitutes the legal, valid and binding obligations of the Borrower enforceable against the Borrower in accordance with its terms.
(7) (No Contravention) The execution, delivery and performance of this Loan Agreement and all instruments or agreements required hereunder or thereunder do not and will not contravene, violate or constitute a default under:
(a)	any provision of the charter, by-laws, statutes or other constitutive documents or the capital stock of the Borrower;

(b)	any provision of any agreement or other instrument to which the Borrower is a party or by which the Borrower or any of its assets is or may be bound;

(c)	any treaty, law or regulation applicable to the Borrower; or

(d)	any judgment, injunction, order or decree binding upon the Borrower or any of its assets, nor would the same result in the creation or imposition of any Encumbrance on any present or future assets or revenues of the Borrower.
(8) (No Default) No event has occurred and is continuing or would result from the making of any Disbursement which constitutes or which, upon the lapse of time, the giving of notice, the making of any determination or any combination of any of the foregoing would become an Event of Default or a breach of any obligation of the Borrower under any agreement to which the Borrower is a party or by which the Borrower or any of its assets is or may be bound.
(9) (Litigation) There are no legal, administrative or other actions, claims or other proceedings current, pending or threatened against the Borrower or the Project which if decided adversely would materially and adversely affect the financial condition or business of the Borrower or the operations or completion of the Project or could materially and adversely affect the Borrower’s ability to perform its obligations under this Loan Agreement or could question the legality, validity or binding effect of any provision of this Loan Agreement.

(10) (Commercial Activity) The Borrower is subject to civil and commercial law with respect to its obligation under this Loan Agreement. The execution and delivery of this Loan Agreement constitutes, and the Borrowers’ performance of and compliance with its obligations under this Loan Agreement will constitute, private and commercial acts rather than public or governmental acts.
(11) (Information) All information which has been given by the Borrower or the representatives or agents thereof to the LENDERS or the representatives, agents or legal counsel thereof in connection with this Loan Agreement was when given, and is on the date of execution of this Loan Agreement and on each date upon which this representation is (or is deemed to be) repeated, true and accurate in all material respects and the Borrower has not failed to provide the LENDERS with any information the omission of which would make any information provided to the LENDERS materially misleading.
(12) (Taxes) Under the laws of the Borrower’s Country, there is no Tax imposed or payable (whether by withholding or otherwise) on or by virtue of the execution and delivery of this Loan Agreement or any document or instrument to be executed and delivered hereunder or thereunder, the performance, enforcement or admissibility in evidence hereof or thereof, or on any payment required to be made hereunder or thereunder except that withholding tax is payable in respect of payments of interest on the principal amount of the Tranche B Loans and on any payment due as fees to the Tranche B Lenders.
(13) (Proceedings to Enforce Agreement) In any proceedings in the Borrower’s Country to enforce the Loan Agreement, the choice of Japanese law as the governing law of the Loan Agreement will be recognized and such law will be applied. The irrevocable submission of the Borrower to the non-exclusive jurisdiction of the Tokyo District Court and the courts of the State of New York and the courts of the United States of America in New York and the appointments by the Borrower of the Tokyo Process Agent, and the New York Process Agent are legal, valid, binding and enforceable.
(14) (Immunity) The waiver of immunity by the Borrower is legal, valid, binding and enforceable and neither the Borrower nor any of its assets has any right of immunity from suit, execution, attachment prior to judgment, attachment in aid of execution, or any other legal process with respect to its obligations under this Loan Agreement in any jurisdiction, including, without limitation, the Borrower’s Country.
(15) (Environmental Review) In the ordinary course of its business, the Borrower conducts an ongoing review of the effect of Environmental Laws in the Borrower’s

Country on the business, operations and properties of the Borrower and the legal entities under its control related to the Project, in the course of which it identifies and evaluates liabilities and costs related thereto (including, without limitation, with respect to any clean-up or closure of properties, compliance with applicable operating constraints, disposal of wastes and possible liabilities to employees and other third parties). On the basis of this review, the Borrower has reasonably concluded that such liabilities and costs are unlikely to have a material adverse effect on the business, financial condition, results of operations or prospects of the Borrower and the legal entities under its control, considered as a whole.
(16) (Intellectual Property) The Borrower owns, has a license to use or otherwise has rights to use, free and clear of all Liens (other than the Permitted Liens), all patents, patent applications, trademarks, permits, service marks, names, trade secrets, proprietary information and knowledge, technology, computer programs, databases, copyrights, licenses, franchises and formulas and other intellectual property rights that are material to, and as of the date that this representation and warranty is given necessary for, the design, procurement, construction, installation, operation, maintenance, development and ownership of the Phase II Facilities. To the best of the Borrower’s knowledge, none of the design, procurement, construction, installation, operation, maintenance, development or ownership of the Phase II Facilities infringes, violates, misappropriates or otherwise conflicts with the intellectual property rights of any third party in any material respect.
(17) (No Undisclosed Liabilities) The Borrower has no Indebtedness other than (i) those incurred under or permitted by this Loan Agreement, and (ii) the Indebtedness set forth in the disclosure documents submitted to the LENDERS. The Borrower does not know of any reasonable basis for the assertion against the Borrower of any material liability or material obligation of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether or not due) that is not fully reflected in the Indebtedness set forth in the disclosure documents and the obligations incurred under or permitted by this Loan Agreement.
(18) (Pari Passu) The obligations and liabilities of the Borrower under this Loan Agreement are unconditional and general obligations of the Borrower and rank at least pari passu with all other present or future unsecured and unsubordinated Indebtedness (both actual and contingent) of the Borrower.
     The representations and warranties of the Borrower made in this Loan Agreement shall be continuing representations and warranties, shall survive the execution of this Loan

Agreement and shall be deemed to be repeated by the Borrower on the date of each Disbursement and on each Payment Date by reference to the facts then existing.
Clause VIII
Consultation, Information and Notification; Project Implementation
     The Borrower covenants and agrees that as from the date of this Loan Agreement and so long as any amount payable hereunder remains outstanding:
(1) (Consultation and Visit) The Borrower shall, from time to time, at the request of JBIC and/or the Agent, consult with JBIC and the Agent with respect to the implementation and administration of this Loan Agreement. The Borrower shall afford all reasonable opportunity for representatives of JBIC and/or the Agent to visit any part of its premises (and/or territory as the case may be) for purposes related to this Loan Agreement.
(2) (Information)
(a)	The Borrower shall furnish JBIC and the Agent (for the Tranche B Lenders) with copies of the annual reports and audited financial statements of the Borrower on the consolidated basis promptly after they are prepared, and in any event not later than one hundred twenty (180) days after the close of each of the Borrower’s financial years. Such financial statements shall be prepared in accordance with GAAP.

(b)	The Borrower shall submit to JBIC and the Agent (for the Tranche B Lenders) the interim Annual Budget for each fiscal year, as soon as it is available, but in any event not later than forty-five (45) days after the commencement of such fiscal year, and the approved Annual Budget for each fiscal year not later than ninety (90) days after the commencement thereof. In the event the Borrower in any fiscal year makes expenditures that exceed one hundred ten percent (110%) of the aggregate amount set forth in the Annual Budget for such fiscal year, the Borrower shall promptly (and in any event within ninety (90) days after the end of such fiscal year) provide JBIC and the Agent (for the Tranche B Lenders) with a variance report identifying (on a line item basis) such expenditures in excess of budget and providing a reasonably detailed narrative description of the causes of such excesses and the steps, if any, the Borrower proposes to take in connection therewith.

(c)	Within thirty (30) days after the end of each fiscal quarter, the Borrower shall deliver to JBIC and the Agent (for the Tranche B Lenders) a Construction Progress Report for such quarter, certified as true and correct by an Authorized Officer of the Borrower.

(d)	Within thirty (30) days after the end of each fiscal year, the Borrower shall deliver to JBIC and the Agent (for the Tranche B Lenders) the Ramp Schedule and Ramp and Capital Costs Budget for the next succeeding year, certified as true and correct by an Authorized Officer of the Borrower.

(e)	The Borrower shall, not later than ninety (90) days after the close of each half fiscal year, furnish JBIC and the Agent (for the Tranche B Lenders) with the semi-annual reports in respect of the sales under the Manufacturing Agreement in the form and substance satisfactory to the LENDERS, which shall describe the aggregate amount of sales to the Customer to which the Borrower has the Manufacturing Agreement during such half fiscal year, together with number of the Customers which purchased the Products from the Borrower during such half fiscal year and the names of top 10 Customers.

(f)	The Borrower shall furnish JBIC and the Agent (for the Tranche B Lenders) with such other information available (financial or otherwise) as JBIC and/or the Agent may reasonably request from time to time in relation to the implementation and administration of this Loan Agreement and the Project. The Borrower shall make its best effort to make such information available.

(g)	The Borrower shall submit to JBIC and the Agent (for the Tranche B Lenders) the Annual Schedule of Short-Term Debts for each fiscal year, as soon as it is available, but in any event no later than thirty (30) days after the commencement of such fiscal year. In the event the aggregate budget amount of the Short-Term Debts in such fiscal year exceeds three hundred million U.S. Dollars (US$300mil) or one hundred fifty percent (150%) of the aggregate actual amount of the Short-Term Debts in the previous fiscal year, or in the event that the aggregate actual amount of the Short-Term Debts in the previous fiscal year exceeds one hundred fifty percent (150%) of the aggregate budget amount of the Short-Term Debts in the previous fiscal year, the Borrower shall promptly provide JBIC and the Agent (for the Tranche B Lenders) with a variance report providing a reasonably detailed narrative description of the causes of such excesses and the steps to repay them.
(3) (Notifications)

(a)	The Borrower shall promptly inform JBIC and the Agent (for the Tranche B Lenders) of (i) the imposition of any laws, decrees or regulations which have a material adverse effect on the business, operation or financial condition of the Borrower or the Project and (ii) the occurrence of any event or circumstance which would prevent the implementation completion or operation of the Project.

(b)	The Borrower shall promptly inform JBIC and the Agent (for the Tranche B Lenders) of any material amendment to the constitutive documents of the Borrower, any substantial change in the business activities of the Borrower or the occurrence of any other matter which has a material adverse effect on the business, operation or financial condition of the Borrower or would terminate the existence of the Borrower.

(c)	The Borrower shall notify JBIC and the Agent (for the Tranche B Lenders) promptly after it becomes aware of the occurrence of any Event of Default or of any event or circumstance which, upon the lapse of time, the giving of notice, the making of a determination or any combination of any of the foregoing, would become an Event of Default, or any event which would prevent the performance by the Borrower of its obligations under this Loan Agreement.
(4) (Project Implementation)
(a)	The Borrower shall implement, complete and operate the Project with due diligence and efficiency without unnecessary delay, and in conformity with sound administrative, engineering and financial practices, and the Borrower shall not, without the prior written consent of JBIC on behalf of the LENDERS (in consultation with the Tranche B Lenders), make any substantial alteration to the scope or nature of the Project.

(b)	The Borrower shall duly perform in all material respects its obligations under the Project Documents to which it is a party, and take all steps that it believes appropriate in the circumstances to enforce its rights and remedies and to ensure that each other party thereto complies with its material obligations under the Project Documents to which such other party is a party.

(c)	The Borrower shall maintain in full force and effect, and shall comply in all material respects with the terms of, all authorizations, approvals, consents, licenses and permissions required or desirable to enable it lawfully to enter into and perform its obligations in respect of the Project.

(d)	The Borrower shall exercise its rights, discretions and remedies contained in or arising under the Project Documents in a manner which is reasonably believed to be in the best interests of the Borrower and the LENDERS so as to further and enhance the ability of the Borrower to perform its obligations under this Loan Agreement.
(5) (Alteration of Approved Contract) The Borrower shall not make any alteration or amendment to the Approved Contract or the Acquisition List without the prior written consent of JBIC.
Clause IX
Environment and Social Considerations
(1) (Environmental and Social Considerations)
(a)	The Borrower shall report to JBIC and the Agent (for the Tranche B Lenders) on measures and monitoring related to environmental and social considerations (hereinafter referred to as the “Environmental and Social Considerations”) undertaken by the Borrower in connection with the Project in accordance with instructions from JBIC. If, due to unforeseen circumstances, there is a possibility that relevant local environmental laws and standards may not be observed, the Borrower shall promptly report this to JBIC and the Agent (for the Tranche B Lenders).

(b)	If any problems regarding the Environmental and Social Considerations arise, the Borrower shall procure that discussions are held between the Borrower and stakeholders of the Project (including local residents and local non-governmental organizations affected by the Project).

(c)	When the government of Borrower’s Country (including local governments) has an important role in relation to the implementation of the Environmental and Social Considerations to be undertaken by the Borrower, the Borrower shall endeavor to enter into agreements (including arrangements or other similar forms of agreement satisfactory to JBIC) with the government of the Borrower’s Country (including local governments).
(2) (Effect of Breach of Environmental and Social Considerations)

(a)	If the Borrower is, in the judgment of JBIC, in breach of the terms or conditions required to be observed by the Borrower under this Agreement in accordance with the Japan Bank for International Cooperation Guidelines for confirmation of Environmental and Social Considerations then, after consultation between JBIC and the Borrower, JBIC may, by the notice in writing to the Borrower, suspend any Disbursement or declare the Loan then outstanding together with accrued interest and risk premium thereon up to the date of such prepayment to be prepaid immediately.

(b)	The Borrower shall pay a prepayment premium for the amount of principal to be prepaid under Sub-Clause (2)(a) of this Clause IX, which premium shall be paid to the LENDERS in accordance with Sub-Clause (4) of Clause III, simultaneously with such prepayment.
Clause X
Particular Covenants
     The Borrower covenants and agrees that as from the date hereof and so long as any amount payable hereunder remains outstanding:
(1) (Financial Covenants)
(a)	The Borrower shall ensure that the Debt to Equity Ratio in respect of any period shall not be greater than 1.8:1;

(b)	If, on any Payment Date, based upon the latest audited financial statement of the Borrower, the Debt Service Coverage Ratio is less than 1.5, then, the Borrower shall fund the Debt Service Reserve Account in the amount necessary to satisfy the Debt Service Reserve Requirement A, and shall maintain such amount until any Payment Date on which the Debt Service Coverage Ratio is not less than 1.5, based upon the latest audited financial statement of the Borrower

(c)	If, on any Payment Date, based upon the latest audited financial statement of the Borrower, the Debt Service Coverage Ratio is less than 1.3, then, the Borrower shall fund the Debt Service Reserve Account in the amount necessary to satisfy the Debt Service Reserve Requirement B, and shall maintain such amount until any Payment Date on which the Debt Service

Coverage Ratio is not less than 1.3, based upon the latest audited financial statement of the Borrower.
(2) (Debt Service Reserve Requirement) The Borrower shall maintain the Debt Service Reserve Account, and shall fund the Debt Service Reserve Account in the amount of the Debt Service Reserve Requirement A or the Debt Service Reserve Requirement B, as the case may be, in accordance with Clause X(1)(b) and (c) above. The Borrower undertakes not to afford to any of the other lenders or allow there to exist in favor of any of the other lenders terms more favorable than those set out herein in respect of requirement of the reserves equivalent to the Debt Service Reserve Requirement under the Other Facility Agreement without extending such favorable terms to the LENDERS.
(3) (Calculation of Ratio) The Borrower shall calculate the ratio referred to in Clause X(1) not later than 30 days before each Payment Date by reference to the latest audited financial statements, and shall promptly inform JBIC and the Agent (for the Tranche B Lenders) the outcome of such calculation.
(4) (No Lien) The Borrower shall not, and shall not agree to, and shall not permit any of its Subsidiaries to, or to agree to, directly or indirectly, create, incur, assume, suffer to exist or otherwise permit at any time any Lien now or hereafter upon or with respect to any of its Property or its Subsidiaries’ Property other than Permitted Liens.
(5) (Pari Passu) The Borrower shall ensure that the obligations and liabilities of the Borrower under this Loan Agreement shall rank at least pari passu with all other unsecured and unsubordinated Indebtedness of the Borrower.
(6) (Disposal of Assets) The Borrower shall not, or shall cause all of its Subsidiaries not to, without the prior written consent of JBIC on behalf of the LENDERS (in consultation with the Tranche B Lenders), sell or otherwise dispose of, whether by a single transaction or a series of transactions, related or not, assets or properties (other than sales or disposals in the ordinary course of business and for full consideration) which in aggregate in the reasonable opinion of JBIC and the Agent is material in relation to the business carried on by the Borrower and its Subsidiaries or to the total assets or properties owned by the Borrower and its Subsidiaries or necessary for the successful completion or operation of the Project.
(7) (No Merger; Dissolution) The Borrower shall not, and shall not agree, directly or indirectly, to (i) enter into any transaction of merger or consolidation, (ii) wind up,

liquidate, or dissolve itself, or file any petition or pass a resolution seeking the same, (iii) commence any voluntary insolvency proceeding, or (iv) acquire property or assets outside of the ordinary course of its business.
(8) (No Dividend) The Borrower shall not reduce its capital or make any payments (directly or indirectly, by offset or otherwise) to any of its shareholders, or authorize or make any other distribution, payment or delivery of property or cash to any such person, or redeem, retire, purchase or otherwise acquire, directly or indirectly, for consideration, any shares of any class of its capital stock now or hereafter outstanding (or any options or warrants issued by the Borrower with respect to its capital stock) or set aside any funds for any of the foregoing purposes (each of the foregoing events being a “Restricted Payment”), or enter into any profit sharing or royalty arrangement that would have the effect of a Restricted Payment, (i) if after giving effect to such Restricted Payment the aggregate amount of the Cash Balance would be less than US$500,000,000, or (ii) in contravention of applicable law.
(9) (No Investments) The Borrower shall not directly or indirectly (i) make or permit to remain outstanding any Investments other than Permitted Investments, or (ii) make any advances, Guarantees or loans other than as permitted under the Financing Documents.
(10) (No Indebtedness) The Borrower shall not, and shall not agree to, and shall not permit any of its Subsidiaries to, or to agree to, directly or indirectly, contract, create, incur, assume, suffer to exist, Guarantee or otherwise be or become liable with respect to any Indebtedness for Borrowed Money other than Permitted Indebtedness.
(11) (No Hedging) The Borrower shall not enter into any interest rate, currency or commodity price-rise arrangement or forward contract that contravenes the Hedging Policies.
(12) (Records and Accounts)
(a)	The Borrower shall maintain or cause to be maintained records and accounts adequate to reflect in accordance with accounting standards and practices generally accepted in Singapore the expenditure financed out of the proceeds of the Loan.

(b)	The Borrower shall:
(i)	have the records and accounts referred to in Paragraph (a) above for each fiscal year audited, in accordance with accounting standards and practices generally accepted in Singapore, by independent auditors duly established and licensed in the Borrower’s Country;

(ii)	furnish to JBIC and the Agent (for the Tranche B Lenders) as soon as available, but in any case not later than 210 days after the end of each such year, a certified copy of the report of the audit by the auditors and make its best efforts to clarify audited report in such scope and details as JBIC and/or the Agent shall have reasonable requested; and

(iii)	furnish to JBIC and the Agent (for the Tranche B Lenders) such other available information concerning the records and accounts and the audit thereof as JBIC and/or the Agent may from time to time reasonably request.
(c)	For all expenditures with respect to which Disbursements were made on the basis of statements of expenditures, the Borrower shall:
(i)	maintain or cause to be maintained, in accordance with Paragraph (a) above, records and accounts reflecting such expenditures;

(ii)	retain, until at least two (2) years after the Final Disbursement Date, all records (contracts, orders, invoices, bills, receipts and other documents) evidencing such expenditures;

(iii)	enable the JBIC’s representatives to examine such records; and

(iv)	ensure that such records and accounts are included in the annual audits referred to in Paragraph (b) of this Sub-Clause (5) and that the report of such audit contains a separate opinion by the abovementioned auditors as to whether the statements of expenditure submitted during such fiscal year, together with the procedures and internal controls involved in their preparation, can be relied upon to support the related Disbursements.
(13) (Parity) With regard to the terms and scope of any financial covenants (including, without limitation, the terms on which such financial covenants would be breached) imposed upon the Borrower or a subsidiary of the Borrower in circumstances where the Borrower is guaranteeing the obligations of that subsidiary (a “Relevant Party”), the Borrower undertakes not to afford to any of its creditors or allow there to exist in favour of any of its creditors and to procure that the Relevant Party will not afford to its creditors or allow there to exist in favour of any of its creditors terms more favourable than those set out herein or currently existing (the terms of which have been notified to JBIC and to which JBIC have consented) without (i) the prior written consent of JBIC (on behalf of the LENDERS) (in consultation with the Tranche B Lenders) or (ii) extending such favourable terms to the LENDERS hereunder.

(14) (Environmental Consideration) The Borrower shall pay due attention to the protection and conservation of the environment and ecology, including but not limited to air pollution, water pollution, industrial wastes and ecological changes. The Borrower shall observe relevant Environmental Laws and standards in the Borrower’s Country in connection with the use of the proceeds of the Loan.
Clause XI
Events of Default
Each of the specified events or conditions set forth in clauses (a) through (x) below shall constitute an event of default (an “Event of Default”):
(a)	the Borrower fails to pay when due any amount payable under this Loan Agreement, in the currency and in the manner required hereunder; or
(b)	the Borrower is in breach of any term, condition or provision of Clause X; or
(c)	the Borrower is in breach of or default under any term, condition or provision of this Loan Agreement (except as provided in (a) and (b) above of this Clause XI) and, if capable of being cured, such default shall continue unremedied for a period of thirty (30) days after the earlier of (1) the date on which a responsible officer of the Borrower knows or should reasonably have known of such failure; and (2) the date on which written notice thereof shall have been received by the Borrower from JBIC; or
(d)	JBIC becomes entitled to suspend any disbursement in respect of any Other JBIC Agreement or to declare any Indebtedness immediately due and payable prior to the stated maturity thereof; or
(e)	Any other lender or creditor of the Borrower (other than the lenders of the Other Facility Agreement) becomes entitled to suspend any disbursement in respect of its agreement or to declare its Indebtedness immediately due and payable prior to the stated maturity thereof; or
(f)	any of the lenders of any Other Facility Agreement becomes entitled to suspend any disbursement in respect of its Other Facility Agreement or to declare obligations under its Other Facility Agreement immediately due and payable prior to the stated maturity thereof; or
(g)	any representation or warranty made or given by the Borrower in this Loan Agreement or any other statement made in any certificate, opinion or other document furnished in connection with this Loan Agreement proves to have been incorrect or untrue in any material respect when made or given or deemed made or given; or
(h)	(i) any payment is not made when due under any Indebtedness of the Borrower in an aggregate amount equal to or greater than US$ 10,000,000 (or the equivalent thereof) or (ii) any disbursement under any agreement (other than this Loan Agreement and any Other JBIC Agreement) involving the creation of any Indebtedness for Borrowed Money or the extension of credit to which the Borrower is a party is suspended, cancelled or terminated pursuant to terms thereof or (iii) the Borrower commences negotiations with any one or more of its creditors with a view to the general readjustment or rescheduling of its Indebtedness, provided that the provisions of this paragraph shall not apply if the Borrower establishes to the satisfaction of JBIC that such event shall not prevent or interfere with the performance by the Borrower of their respective obligations under this Loan Agreement; or
(i)	any situation arises or event occurs or, if appropriate, fails to arise or occur which, in the reasonable opinion of JBIC, may materially prevent or interfere with (i) the successful implementation, completion or operation of the Project or (ii) the performance by the Borrower of their respective obligations under this Loan Agreement; or
(j)	the Borrower is in breach of any term, condition or provision of the Deed of Charge.
(k)	the Borrower ceases to carry on its business or is unable to pay, or admits to its creditors an inability to pay, its debts generally as they fall due; or
(l)	the Borrower takes any corporate action or other steps are taken, any Insolvency Proceeding is commenced, or any other legal proceedings are started for the appointment of a receiver, administrator, administrative receiver, trustee, liquidation committee or similar officer of it or of any or all of its revenues and assets; or
(m)	any authority having jurisdiction in the Borrower’s Country shall have taken any action for the dissolution or disestablishment of the Borrower or for the suspension of its operations; or
(n)	any execution or distress is levied against, or any encumbrancer takes possession of the whole or any part of the property, undertaking or assets of the Borrower; or
(o)	the validity of this Loan Agreement is contested by the Borrower, or the Borrower denies generally liability under this Loan Agreement; or
(p)	this Loan Agreement ceases to be a valid and binding obligation of the Borrower; or

(q)	there is any change in any treaty to which the Borrower’s Country is a party or any law, regulation of the Borrower’s Country or any order of any competent authority or decision of any court of competent jurisdiction which renders or purports to render any provision of this Loan Agreement unlawful, invalid or unenforceable or which would prevent or delay the performance or observance by the Borrower of their respective obligations hereunder or thereunder; or
(r)	any license, consent, approval or authorization of, or any filing or registration with, any governmental authority or agency necessary for the validity or enforceability of this Loan Agreement or the performance by the Borrower of their respective obligations hereunder or thereunder or under any agreement or instrument required hereunder or thereunder or for the admissibility in evidence of this Loan Agreement shall be revoked, not be issued or timely renewed, or ceases to remain in full force and effect; or
(s)	the Borrower or any of the directors, officers, employees, representatives or agents of the Borrower shall be charged with or prosecuted for a criminal offense to (i) commit, or attempt or conspire to commit, a Bribery, or (ii) aid, abet or authorize a Bribery by any other Person, in relation to the Approved Contract; or
(t)	it is revealed as the result of external audit that the amount of Cash Balance of the Borrower becomes less than US $300 million; or
(u)	an involuntary Insolvency Proceeding shall be commenced against the Borrower and shall continue undismissed for a period of sixty (60) or more days (or such shorter period of time as the Borrower has pursuant to applicable law to cause the dismissal of such case or proceeding or stay the effectiveness of such order, judgment or decree); or
(v)	one or more events, conditions, circumstances or occurrences shall exist or shall have occurred that constitutes a Material Adverse Change.
Clause XII
Remedies
Upon the occurrence of any of the Events of Default, then, in each and every case, JBIC (on behalf of the LENDERS) (in consultation with the Tranche B Lenders) may at any time thereafter by notice to the Borrower immediately (1) suspend any Disbursement (both prior to and after a request for Disbursement being made), (2) cancel the undrawn portion of the Facility (“Cancellation”) and/or (3) declare the Loan, together with all accrued interest, risk premium, commitment charges and other amounts due up to the date of such prepayment under this Loan Agreement to be forthwith due and payable (“Acceleration”)
The Borrower shall also be required to pay to JBIC, the Opportunity Cost caused by Cancellation (in case of Cancellation), or the Opportunity Cost caused by Acceleration (in case of Acceleration) upon the occurrence of such Cancellation or Acceleration.
Clause XIII
Governing Law and Dispute Resolution
(1) (Governing Law) This Loan Agreement shall be governed by, and construed in accordance with, the laws of Japan.
(2) (Good Faith Consultation) The parties undertake to use their best efforts to resolve any dispute with the LENDERS arising out of or in connection with this Loan Agreement through consultation in good faith and mutual understanding, provided that such consultation shall not prejudice the exercise of any right or remedy of either party hereto by any such party in respect of any such dispute, nor prevent a party taking necessary steps to prevent the expiry of any time limit for bringing any process, suit, action or proceedings.
(3) (Jurisdiction)
(a)	The Borrower irrevocably agrees that each of the Tokyo District Court, the courts of the State of New York and the courts of the United States of America in New York shall have jurisdiction to hear and determine any suit, action or proceedings, and to settle any dispute, which may arise out of or in connection with the Loan Agreement and, for such purposes, irrevocably submits to the jurisdiction of such courts.
(b)	The Borrower irrevocably waives any objection which it might at any time have to the courts referred to in Paragraph (a) of Sub-Clause (3) of Clause XIII being nominated as the forum to hear and determine any suit, action or proceedings, and to settle any dispute, which may arise out of or in connection with the Loan Agreement and agrees not to claim that any such court is not a convenient or appropriate forum.
(c)	The submission to the jurisdiction of the courts referred to in Paragraph (a) of Sub-Clause (3) of Clause XIII shall not (and shall not be construed so as to) limit the right of the LENDERS to take proceedings against the Borrower in any other court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.
(d)	The Borrower consents generally in respect of any legal action or proceedings arising out of or in connection with the Loan Agreement to the giving of any relief or the issue of any process in connection with such action or proceedings including, without limitation, the making, enforcement or execution against any property whatsoever (irrespective of its use or intended use) of any order or judgment which may be made or given in such action or proceedings.
(4) (Process Agent) The Borrower agrees that, without limiting any other means available to the LENDERS, the process by which any suit, action or proceedings is begun, or any other document regarding the initiation of suit, action or proceedings, may be validly served on the Borrower by being delivered: (i) in Japan, to the Tokyo Process Agent; or (ii) in New York, to the New York Process Agent. If for any reason any of the Tokyo Process Agent, and the New York Process Agent shall cease, or shall not be capable, so to act, the Borrower shall promptly and irrevocably designate and appoint another agent acceptable to JBIC. Failure by the Borrower to designate and appoint another agent acceptable to JBIC within fifteen (15) days shall entitle JBIC to appoint a Person as agent of the Borrower by notice to the Borrower.
(5) (Waiver of Immunity) For the purpose of the arbitral proceedings referred to herein and any enforcement of any resulting award, to the extent that the Borrower may in any jurisdiction claim or be entitled to claim for itself or its property any sovereign or other immunity therefrom or from the enforcement of any award resulting therefrom and to the extent that in any jurisdiction there may be attributed to the Borrower or its property such immunity, the Borrower hereby irrevocably and unconditionally waives and agrees not to claim such immunity from suit, execution, attachment prior to award or on award or other legal process to which it or its property may be entitled in any legal action or proceedings with respect to this Loan Agreement or any of the transactions contemplated hereby or hereunder, provided that the foregoing waiver shall not apply to property which is (i) used by diplomatic or consular mission of the Borrower’s Country or (ii) of a military character and under control of a military authority or defense agency.

Clause XIV
Miscellaneous
(1) (Assignment) This Loan Agreement shall be binding upon and inure to the benefit of the Borrower and each of the LENDERS and their respective successors and assigns, provided that the Borrower may not assign or transfer any or all of its rights or obligations hereunder to any Person in any manner whatsoever without the prior written consent of JBIC.
(2) (No Release) No claim or dispute arising out of or in connection with any other contract or agreement, whether or not related to the Project, shall have any effect upon the Borrower’s obligations under this Loan Agreement nor shall in any way be deemed to release the Borrower therefrom, such obligations being absolute and unconditional.
(3) (No Waiver, Remedies Cumulative) No failure or delay on the part of JBIC or any other LENDER in exercising any right under this Loan Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right preclude any other or further exercise thereof, or the exercise of any other right. No waiver by JBIC or any other LENDER under this Loan Agreement shall be effective unless it is in writing. The rights and remedies provided in this Loan Agreement are cumulative and not exclusive of any other rights or remedies provided by law.
(4) (Partial Illegality) If at any time any provision of this Loan Agreement becomes illegal, invalid or unenforceable in any respect under the laws of any jurisdiction, neither the legality, validity nor enforceability of any other provisions thereof nor the legality, validity or enforceability of such provision under the laws of any other jurisdiction shall in any way be affected or impaired thereby.
(5) (Change of Evidence of Authority) In the event of any change in the matters referred to in the documentary evidence provided for in Paragraph (a)(i) of Sub-Clause (6) of Clause II, the Borrower shall promptly notify JBIC in writing of such change and, at the same time, furnish to JBIC relevant documentary evidence in respect of such change as well as authenticated specimen signatures of and certificates of incumbency in respect of any person(s) who are referred to in such revised documentary evidence, if such change involves the replacement of or addition to the person(s) referred to in the Paragraph (a)(i) of Sub-Clause (6) of Clause II. The LENDERS may rely upon and refer to the documentary evidence, authenticated specimen signatures and certificates of incumbency previously received by JBIC until such time as JBIC receives notice from the Borrower of such change as well as the relevant revised documentary evidence.
(6) (Agency)
(a)	JBIC, acting for and on behalf of the LENDERS pursuant to Sub-Clause (10) below, hereby appoints the Agent as the agent for JBIC and the LENDERS for the purpose of the implementation, administration and enforcement of this Loan Agreement, and authorizes the Agent to take such action as is specifically delegated to the Agent under this Loan Agreement or is specified in the Disbursement Procedures to be taken by the Agent in relation to the Disbursements. The relationship between the Agent and JBIC is of agent and principal only. The Agent shall not be trustee for JBIC or the LENDERS, nor an agent or trustee for the Borrower, under or in relation to this Loan Agreement.
(b)	The Borrower hereby acknowledges the appointment by JBIC of the Agent as agent for JBIC and the LENDERS. The Borrower shall submit documents to, or perform any other obligations hereunder towards, the Agent if so specifically required under the provisions of this Loan Agreement.
(c)	If JBIC may replace the Agent, such replacement shall take effect as against the Borrower upon written notification by JBIC to the Borrower of such replacement.
(d)	The Borrower understands that the Agent shall not charge the Borrower any agent fee for its activities in the capacity as the agent delegated under this Loan Agreement. For the avoidance of doubt, nothing in this paragraph shall prohibit the Agent from charging the Borrower any fee for any other activities of the Agent that may be requested by the Borrower separately from this Agreement.
(7) (Communications) Unless otherwise specified herein, all notices, requests, demands and other communications to or upon the parties to this Loan Agreement shall be given or made by registered air mail or by internationally recognized courier services or by facsimile (promptly confirmed by registered air mail or by internationally recognized courier services, although receipt of the confirmation shall not be necessary for effective receipt of the relevant facsimile communication) at the addresses specified in Sub-Clause (9) below or at such other address as any party hereto may designate by written notice to each of the other parties hereto.
     Notices, requests, demands or other communications given or made in the case of registered air mail shall be deemed to have been duly given or made ten (10) days after being deposited in the mail and in the case of internationally recognized courier services or facsimile, when such internationally recognized courier service or facsimile is duly received by the recipient.
(8) (Address for notices) The following addresses for notices are specified for the purposes of Sub-Clause (7) above:

If to JBIC or to the LENDERS:	Japan Bank for International Cooperation
(for the attention of the Director General of International Finance Department I (JBIC Loan to CHRT))
4-1, Ohtemachi 1-chome, Chiyoda-ku,
Tokyo 100-8144, Japan
Facsimile: (81-3) 5218-3963

If to the Agent:	Sumitomo Mitsui Banking Corporation
(for the attention of the Structured Finance Department)
17/F,Tokyo Takarazuka Building1-3,Yurakucho
1-chome,Chiyoda-ku,
Tokyo 100-0006 Japan
Facsimile (81-3) 3580-8432

If to the Borrower:	Chartered Semiconductor Manufacturing Ltd. (for the attention of Legal Department) 60, Woodlands, Industrial Park D Street 2 Singapre 738406 Facsimile (65) 6360 4970
(9) (Use of English Language) All documents, information and materials to be furnished under this Loan Agreement to which the LENDERS are party shall be in the English language or in the language of the Borrower’s Country accompanied by an English translations, provided that, in the latter case, the English translation shall be the governing version upon which the LENDERS shall be entitled to rely.

(10) (Role of JBIC) JBIC shall execute this Loan Agreement and take all action necessary for the implementation, administration and enforcement of this Loan Agreement to which the LENDERS are parties on behalf of the LENDERS. In so acting, JBIC shall act on its own behalf and on behalf of the LENDERS and JBIC shall not assume nor shall it be deemed to have assumed any obligation towards or relationship of agency or trust with the Borrower or any relationship of trust for any of the LENDERS.
(11) (Abbreviation) This Loan Agreement may be referred to as “JBIC Loan to CHRT” in communications between the LENDERS and the Borrower, as well as in relevant documents.
(12) (Amendments and waivers) Any amendments and waivers of any provision of this Loan Agreement and any waiver of any default under this Loan Agreement shall only be effective if made in writing. For this purpose, any amendment and waiver which is made in writing by JBIC (on behalf of the LENDERS) (in consultation with the Tranche B Lenders) shall be binding on all LENDERS.

     IN WITNESS WHEREOF, the Borrower and the LENDERS, acting through their duly authorized representatives, have caused this Loan Agreement to be duly executed in duplicate in the English language and signed in their respective names. The date of signature by JBIC in Tokyo shall be deemed to be the date of conclusion of this Agreement and the office of JBIC in Tokyo, Japan shall be deemed to be the place of signing of this Loan Agreement.

Chartered Semiconductor Manufacturing Ltd.		Japan Bank for International Cooperation acting on its own behalf and as attorney in fact for Sumitomo Mitsui Banking Corporation

By:	/s/ George Thomas	By:	/s/ Masato Ari

Name: Title:	George Thomas Chief Financial Officer	Name: Title:	Masato Ari Director General International Finance Department I

Attachment 1
Project Description
     The Borrower has undertaken to design, construct, finance, furnish, install, and own a fabrication plant, located at 60 Woodlands Industrial Park D, Street 2, in the Republic of Singapore (as expanded by the Phase II Project described below, the “Fab 7 Plant”), to produce 300 millimeter silicon wafers using 0.13 micron and 90 nanometer process technology and other advanced process technology and having a capacity of 18,000 wafers per month (collectively, the “Phase I Project”).
     The Project is to design, construct, finance, furnish, install and own an expansion of the Fab 7 Plant to produce 300 millimeter silicon wafers using 0.13 micron and 90 nanometer process technology and other advanced process technology up to an expanded capacity of 37,000 wafers per month (such expansion, collectively, the “Phase II Project”);

Attachment 2
Approval Procedures
1.	Application for Approval of Contracts

1.1	With respect to each Contract, once this Agreement is duly concluded, the Borrower shall promptly (and in any event before the Final Application Date) send by an appropriate method agreed in advance by the parties hereto to JBIC for its review a duly completed and signed Application for Approval of Contract (the “Application”) in the form of Form 1 attached hereto.

The Application shall be accompanied by a copy of the Contract (and, if the Contract is in a language other than English, a certified English translation thereof), and the Acquisition List in respect of such Contract.

1.2	The Contract shall comply with the following conditions (unless otherwise agreed in writing by JBIC):
(a)	the supplier shall be the Japanese Exporter;

(b)	the Contract shall relates to the purchase of Japanese Goods and/or Services;

(c)	at least fifteen per cent (15%) of the Export Amount shall be paid by the Borrower to the Japanese Exporters from resources other than the proceeds disbursed or to be disbursed to the Borrower under the Facility;

(d)	the Export Amount shall be fixed in U.S. Dollars by applying the appropriate exchange rate from the actual currency into U.S. Dollars; and

(e)	all other terms and conditions of the Contract shall in the opinion of JBIC be normal and customary in international trade.
2.	Approval of Contract

2.1.	With respect to each Contract, upon review of the Application together with all supporting documents (including, but not limited to, a document which describes scheduled disbursement dates), JBIC shall, at its sole discretion, either approve the Contract as being eligible for financing under the Facility or specify changes which must be made thereto in order to render the same eligible for financing under the Facility.

2.2.	Once the Contract has been approved, JBIC shall determine the Approved Amount in U.S. Dollars in respect of the Contract.

2.3.	JBIC shall inform the Borrower of the Approved Amount by sending to the Borrower two original copies of the Notice of Approval of Contract in the form of

Form 2 attached hereto duly completed by JBIC.
2.4.	Upon receipt thereof, the Borrower shall promptly countersign and return to JBIC one of the said forms.

3.	Termination, Cancellation of and Amendment to Contract

3.1	Once the Application has been submitted to JBIC, the Borrower shall ensure and hereby undertakes that thereafter, subject to the Contract being approved hereunder by JBIC, the Contract shall not be terminated or cancelled and no material change, amendment or supplement shall be made to the Contract without the prior written consent of JBIC.

(Form 1)
Application for Approval of Contract
(JBIC Loan to CHRT)

Date: Serial No.
Japan Bank for International Cooperation
4-1, Ohtemachi 1-chome
Chiyoda-ku, Tokyo 100-8144, Japan
Attn:	Director General International Finance Department I
Dear Sirs:
     In accordance with Sub-Clause (3) of Clause II of the Loan Agreement dated _______, 2007 (JBIC Loan to CHRT) (the “Agreement”), we hereby apply for approval for the following Contract, a copy of which is annexed hereto:
(1)	Contract No. and date:

(2)	Supplier (name and address):

(3)	Contract Price:

Japanese Goods and/or Services: US$ _____________________

(4)	Payment Terms:

(5)	Brief description of the goods and/or services to be financed out of the Facility:

(6)	Scheduled date of last shipment (or scheduled date of completion of installment and/or commissioning):
     All capitalized terms used herein, if not otherwise defined herein, have the respective meanings assigned to them in the Agreement.
     We hereby certify that the information given in this Application is true and correct, that as of the date hereof neither an Event of Default nor an event which, with the lapse of time or the giving of notice or the making of any determination or any combination of any of the foregoing, would constitute an Event of Default has occurred or is foreseeable, that all the representations and warranties made or given by us in the Agreement remain true and accurate in all material respects on and as of the date hereof and that the enclosed copy of the Contract and the enclosed evidence of exchange rate are true and complete in all respects.

     We hereby agree to furnish, upon JBIC’s request, any additional information or documentation, duly authenticated, which may be necessary or useful for the purpose of confirming the information set out above in this Application and in the enclosed documents.
     Please notify us of your approval of the above-mentioned Contract by sending to us the Notice of Approval of Contract fixing the Approved Amount for financing under the Agreement.

Yours faithfully, [name of Borrower]
By:
(authorized signature)

(Form 2)
Notice of Approval of Contract
(JBIC Loan to CHRT)

Date: Approval No.
To:	[name of Borrower]
Re:	Your Application for Approval of the Contract (Serial No. ) dated _________, 20__ (the “Contract”) (Number and Date of the Contract)
Dear Sirs:
     We hereby notify you that JBIC has approved the Contract in accordance with Sub-Clause (3) of Clause II of the Loan Agreement dated _____________, 2007 (JBIC Loan to [           ]) (the “Agreement”) as follows:
Approved Amount: U.S.Dollar (US$ ) in respect of the Export Amount
     All capitalized terms used herein, if not otherwise defined herein, have the respective meaning assigned to them in the Agreement.
     The commitment charge referred to in Sub-Clause (2) of Clause IV of the Agreement shall accrue from the date of this Notice of Approval of Contract.
     In confirmation of this Notice of Approval of Contract, please return immediately the duplicate hereof duly signed by the authorized person.

Yours faithfully, Japan Bank for International Cooperation By
(TO BE COMPLETED BY THE BORROWER)
     The Borrower hereby confirms its agreement to the above approval of the Contract.
[name of Borrower]
By: ________________________________
(authorized signature)

Attachment 3
Disbursement Procedures
(Reimburse Payment Method)
     Unless otherwise agreed in writing by the parties to this Loan Agreement, Disbursement under this Loan Agreement shall be made in accordance with the following procedures.
1	Request for Reimbursement
1.1	For the purpose of this Loan Agreement, the Borrower shall designate a U.S. Dollars account (the “Dollar Account”) to be opened by the Borrower at an authorized foreign exchange bank in Borrower’s Country acceptable to JBIC.
1.2	If the Borrower shall seek reimbursement of payment already made by it for the Japanese Goods and/or Services, the Borrower shall, at least fifteen (15) Business Days prior to the intended date of reimbursement, submit to JBIC and the Agent a duly completed Request for Reimbursement as per the attached Form 1 signed by the Borrower and accompanied by the duly completed Statement of Expenditures as per the attached Form 2, which is supplemented by the purchase order, invoices, certificates of payment, payment instructions accepted by an authorized bank and receipts between the Japanese Exporters and the Borrower, and other documents to certify the amount of Japanese Goods and/or Services that have been exported/provided by the Japanese Exporters and have been paid for by the Borrower, and the Disbursement Plan in respect of the next six (6) calendar month period as per the attached Form 3. Unless JBIC shall agree to the contrary, each Request for Reimbursement shall be made within three (3) months of the relevant payment.
1.3	The Request for Reimbursement and the Statement of Expenditure shall be reviewed by the Agent as to its compliance with the provisions of this Loan Agreement. If the Request for Reimbursement will result in breach of any provision of this Loan Agreement, the Agent refuse to make such reimbursement or, in consultation with JBIC, change or determine the amount and/or date of the reimbursement to ensure that no such breach occurs.
1.4	The amounts stated in the Request for Reimbursement in respect of such payment shall be amount in U.S. Dollars converted at the telegraphic transfer buying (TTB) rate from the currency (the “Payment Currency”) used for the actual payment into U.S. Dollars quoted by the Central Bank of the Borrower’s Country on the day immediately preceding the day on which the Request for Reimbursement is made. In the case of conversion of the Payment Currency pursuant to Paragraph 1.4 of this Section, the documents evidencing the relevant exchange rates shall be provided to the Agent, together with and attached to the relevant Request for Disbursement.

2	Disbursement
2.1	Subject to and in accordance with this Loan Agreement, the Agent shall notify each Lender of the date and the amount of its portion in the corresponding reimbursement, and the LENDERS shall make the corresponding reimbursement to the Borrower through the Agent by paying the amount in U.S. Dollars into the Dollar Account on the said intended date of reimbursement.
2.2	Each such reimbursement to the Agent referred to in Paragraph 2.1 above shall constitute a Disbursement to the Borrower under this Loan Agreement and shall, as from the date of such reimbursement, constitute a valid and binding obligation upon the Borrower in respect of repayment of the amount thereof and payment of interest thereon and any other amounts payable hereunder in relation thereto, each in accordance with and in the manner contemplated by this Loan Agreement.
2.3	No more than two (2) Disbursements in respect of each Approved Contract may be made hereunder in any one (1) calendar month period.
2.4	Except with respect to the last Disbursement in respect of such Approved Contract, each Disbursement in respect of such Approved Contract hereunder shall not be less than the minimum amount equal to ten thousand U.S. Dollars (US$10,000).
3	Notice of Disbursement
As soon as a Disbursement is made, the Agent shall notify the Borrower of the date and amount of the Disbursement by sending to the Borrower a Notice of Disbursement as per the attached Form 4, each of which shall be conclusive and binding in the absence of manifest error..
4	General
On each day on which the Disbursement referred to in (1) (f) above shall be made, the amount of the Facility shall be reduced by the amount of such Disbursement. Notwithstanding any provision of this Loan Agreement to the contrary, the LENDERS shall not be required to make any Disbursement hereunder if, as a result thereof, the amount of the Facility would thereby be exceeded.

Form 1
Request for Reimbursement
([insert abbreviation of the Loan Agreement])
Dated_______
Approved No._______
Serial No._______
To: [insert name and address of Agent]
Dear Sirs:
     In accordance with Attachment 3 to the Loan Agreement dated ____________, [2007] ([abbreviation of the Loan Agreement]) (the “Loan Agreement”), we hereby request the LENDERS to make reimbursement of the amount specified below. All capitalized terms used herein unless otherwise defined herein shall have the respective meanings assigned to them under the Loan Agreement.
     Amount to be disbursed: ____________[U.S. Dollars](US$ ____________)
     Date of Disbursement:____________, 20___
     Please make a reimbursement of the above-mentioned amount by paying the same into our non-resident U.S. Dollar account specified below.
     Bank Name / Branch Name:
     Address of the Branch:
     Account Name / Account Number:
     We hereby confirm that this reimbursement shall be a Disbursement under the Loan Agreement and shall, as from the date of such payment, constitute a valid and binding obligation upon us in respect of repayment of the amount thereof and payment of interest thereon and any other amounts payable under the Loan Agreement in relation thereto, each in accordance with and in the manner contemplated by the Loan Agreement.
     We enclose herewith the Statement of Expenditure specifying the above-mentioned amount for the payment and the Disbursement Plan.
     We hereby certify that, as at the date hereof, neither an Event of Default nor an event or circumstance which, with the lapse of time, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute an Event of Default has occurred and is continuing or would result from the making of such Disbursement and all the representations and warranties made or given by the Borrower in the Loan Agreement are true and accurate in all material respects.

Yours faithfully,
(Name of the Borrower)

__________________________
(Name and title of the signer)

Form 2

( Form 2 )
Date:
Approved
Statement of Expenditure										No.:
([insert abbreviation of the Loan Agreement])										Serial No.:

1	2	3	4	5	6	7	8	9	10	11
Approved	Approved	Approved	Bill of	B/L Date	Name of the	Brief	Brief	Amount in	Exchange	Amount in
Invoice No.	Invoice	Invoice	Landing/		Exporter	Description of	Description	Currency of	Rate	[U.S. Dollars]
	Date	Amount	AirWay Bill		(nationality)	Goods and/or	of Payment	Expenditure
			No.			Services

						(A)Total				US$

						(B)Amount to				US$
be disbursed
((A)× %)

Remarks:
(Name of the Borrower)

(Name and title of the signer)

Form 3
Disbursement Plan
([insert abbreviation of the Loan Agreement])
payment planned during period from (     ) to (     )

Date	Amount to be possibly disbursed

(name of Borrower)

(name and title of signer)

Form 4
Notice of Disbursement
Dated: _______
Number of pages (including this sheet): ___
To: [insert name and address of the Borrower]
Attn: [insert name of the appropriate addressee of the Borrower]
Facsimile: [insert appropriate facsimile number of the Borrower]
Dear Sirs:
     Reference is made to the loan agreement dated _________, [2007] ([insert abbreviation of the Loan Agreement]) (the “Loan Agreement”). All capitalized terms herein unless otherwise defined herein shall have the respective meanings assigned to them under the Loan Agreement.
     Please be advised that a Disbursement under the Loan Agreement was made as follows. In case you find any differences from your record, please let us know immediately by [electronic mail/ telex/ facsimile] as specified herein. Unless we receive any objection within thirty (30) days after the date hereof, we shall deem that you have confirmed the consent of this Notice of Disbursement.
/date of Disbursement: _________, 20___
/amount disbursed: _________ [US$ (insert U.S. Dollars Equivalent Amount, if necessary)]
/outstanding balance as of the date of Disbursement: _________ [$ (insert U.S. Dollars Equivalent Amount, if necessary)]
/account of Disbursement: [insert account number and bank name/branch name]
/rate of interest: [insert the interest rate applied to the Disbursement]
/Calculation Date: [insert Calculation Date]
     If you have any questions on this, please contact [insert name of Agent].
Best regards,
[insert name of Agent/ department in charge]
[insert name and title of a person in charge]
[insert communication method (i.e. facsimile number)]#

Attachment 4
(Form 1)
Date: _________, 20__
To: [name of Borrower]
Attn:__________________
Re: Final Amortization Schedule
under JBIC Loan to [                    ]
Dear sirs:
     We are pleased to inform you that the disbursement under the captioned Loan has been completed as of _________, 20___. Accordingly to our record, the total amount of disbursement is US$____________.
     The amortization schedule has been finalized as per attached hereto in accordance with Sub-Clause III(2) of the Loan Agreement dated _________, 20___.
     You are kindly requested to confirm the final amortization schedule, and return the duplicate hereof signed by the authorized person at your earliest convenience.
Sincerely yours,
_________________________

Name: Title:

We hereby acknowledge receipt of this letter and confirm that we will repay the principal amount of the Loan in accordance with the final amortization schedule hereunder.
For [name of Borrower]

_________________________________ Name: Title: Date:

(Form 2)
Form of Amortization Schedule
(Amounts in U.S. Dollars)

Repayment Number	Due Date	Repayment Amount	Outstanding Amount
1		—
2		—
3		—
—
—
—
—
—
—
—
n		—

Attachment 5
Amortization Schedule
(Amounts in US$)

Repayment Number	Due Date	Tranche A Repayment Amount	Tranche B Repayment Amount
1	January 15, 2011	15,000,000	15,000,000
2	July 15, 2011	15,000,000	15,000,000
3	January 15, 2012	15,000,000	15,000,000
4	July 15, 2012	15,000,000	15,000,000
5	January 15, 2013	15,000,000	15,000,000
6	July 15, 2013	15,000,000	15,000,000
7	January 15, 2014	15,000,000	15,000,000
8	July 15, 2014	15,000,000	15,000,000
9	January 15, 2015	15,000,000	15,000,000
10	July 15, 2015	15,000,000	15,000,000

Total		150,000,000	150,000,000

Attachment 6
Tranche B Commitment
(Amounts in U.S. Dollars)

Tranche B Lender	Tranche B Commitment
Sumitomo Mitsui Banking Corporation	150,000,000

Attachment 7
Indebtedness
Existing Indebtedness:

List of Indebtedness	Original Principal	Amount
	(US$ million)

Part I
Ex-Im Phase I Project Credit Facilities*		653.0
SMBC Revolving Credit Facility		150.0
Bank of America Revolving Credit Facility		50.0
6.00% Amortizing Bonds due 2010*		47.0
6.25% Senior Notes due 2013		300.0
6.375% Senior Notes due 2015		250.0

Part II
Convertible Redeemable Preference Shares**		253.0
5.75% Senior Notes due 2010		375.0

Total
2,078.0

*	Has been partly repaid.

**	Currently accounted for as mezzanine equity in financial statements.

Attachment 8
Hedging Policies
[ATTACHED]

Attachment 9
Form of Legal Opinion of Legal Counsel to the Borrower
Date: ______________
To:	Japan Bank for International Cooperation

4-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-8144, Japan
Attn:	Director General International Finance Department I
Dear Sirs:
     I am            and as such have been requested to give and deliver this legal opinion in connection with the Loan Agreement dated_________, 2007, between Japan Bank for International Cooperation (“JBIC”) together with the financial institutions named therein (the “LENDERS”) and [                                        ] (the “Borrower) (the “Loan Agreement”). All terms and expressions defined in the Loan Agreement shall bear the same meaning herein save where the context otherwise requires. This legal opinion is furnished to you pursuant to the provisions of the Loan Agreement and at the request of the Borrower.
     After examining all relevant documents, including an executed copy of the Loan Agreement and such other documents as we have considered necessary and making all inquiries which we have considered necessary or desirable for the opinion hereafter expressed and having regard to the laws and regulations of the Borrower’s Country, we are of the opinion that:
(1)	The Borrower is a corporation duly incorporated and validly existing under the laws of the Borrower’s Country and has full power and authority to own its assets and carry on its business as being conducted and is a legal entity with separate legal personality capable of being sued in its own name.

(2)	The Borrower has full power and authority to enter into the Loan Agreement and

Deed of Charge, to exercise its rights thereunder and to perform and observe its obligations thereunder. The Borrower has taken and completed all corporate, legal and other action or procedures necessary to approve the transactions contemplated thereby and to authorize the Borrower to execute the Loan Agreement and Deed of Charge and to perform its obligations thereunder have been duly taken.
(3)	All acts, conditions and things, which are necessary or advisable to be done, fulfilled or performed in connection with (i) the execution, delivery or performance of the Loan Agreement, Deed of Charge and any agreement and instrument required thereunder, (ii) the legality, validity and enforceability of the Loan Agreement, Deed of Charge and any agreement or instrument required thereunder or (iii) the admissibility in evidence in the courts of the Borrower’s Country of the Loan Agreement, and Deed of Charge and any agreement or instrument required thereunder have been duly done, fulfilled and/or performed and are in full force and effect.

(4)	The Loan Agreement and Deed of Charge are in proper legal form under the laws of the Borrower’s Country for enforcement in the courts of the Borrower’s Country.

(5)	It is not necessary to file, register or otherwise record the Loan Agreement and Deed of Charge or any instrument or agreement required thereunder in any court, public office or elsewhere in the Borrower’s Country or to pay any stamp, registration or similar tax on or in relation to the Loan Agreement and Deed of Charge or any instrument or agreement required thereunder to ensure the validity, legality, effectiveness, enforceability or admissibility in evidence thereof.

(6)	The Loan Agreement and Deed of Charge have been duly executed and delivered by the duly authorized representative of the Borrower and constitutes the legal, valid and binding obligations of the Borrower enforceable against the Borrower in accordance with their respective terms.

(7)	The execution, delivery and performance of the Loan Agreement, Deed of Charge and all instruments or agreements required thereunder do not and will not contravene, violate or constitute a default under:

(a)	any provision of the charter, by-laws, statutes or other constitutive documents or the capital stock of the Borrower;

(b)	any provision of any agreement or other instrument to which the Borrower is a party or by which the Borrower or any of its assets is or may be bound;

(c)	any treaty, law or regulation binding on the Borrower; or

(d)	any judgment, injunction, order or decree binding upon the Borrower or any of its assets, nor would the same result in the creation or imposition of any Encumbrance on any present or future assets or revenues of the Borrower.

(8)	No event has occurred and is continuing or would result from the making of any Disbursement which constitutes or which, upon the lapse of time, the giving of notice, the making of any determination or any combination of any of the foregoing would become an Event of Default or a breach of any obligation of the Borrower under any agreement to which the Borrower is a party or by which the Borrower or any of its assets is or may be bound.

(9)	There are no legal, administrative or other actions, claims or other proceedings current, pending or threatened against the Borrower or the Project which if decided adversely would materially and adversely affect the financial condition or business of the Borrower or the operations or completion of the Project or could materially and adversely affect the Borrower’s ability to perform its obligations under the Loan Agreement and Deed of Charge or could question the legality, validity or binding effect of any provision of the Loan Agreement and Deed of Charge.

(10)	The Borrower is subject to civil and commercial law with respect to its obligations under the Loan Agreement and Deed of Charge. The execution and delivery of the Loan Agreement and Deed of Charge constitutes, and the Borrower’s performance of and compliance with its obligations under the Loan Agreement and Deed of Charge will constitute, private and commercial acts rather than public or governmental acts.

(11)	All information which has been given by the Borrower or the representatives or agents thereof to the LENDERS or the representatives, agents or legal counsel thereof in connection with the Loan Agreement and Deed of Charge was when given, and is on the date of execution of the Loan Agreement and Deed of Charge, true and accurate in all material respects and the Borrower has not failed to provide the LENDERS with any information the omission of which would make any information provided to the LENDERS materially misleading.
(12)	Under the laws of the Borrower’s Country, there is no Tax imposed or payable (whether by withholding or otherwise) on or by virtue of the execution and delivery of the Loan Agreement and Deed of Charge or any document or instrument to be executed and delivered thereunder, the performance, enforcement or admissibility in evidence thereof, or on any payment required to be made thereunder except that withholding tax is payable in respect of payments of interest on the principal amount of the Tranche B Loans and on any payment due as fees to the Tranche B Lenders.

(13)	In any proceedings in the Borrower’s Country to enforce the Loan Agreement (i) the choice of Japanese law as the governing law of the Loan Agreement will be recognized and such law will be applied, (ii) the irrevocable submission of the Borrower to the non-exclusive jurisdiction of the Tokyo District Court, the courts of England and the courts of the State of New York and the courts of the United States of America in New York and the appointments by the Borrower of the Tokyo Process Agent, and the New York Process Agent are legal, valid, binding and enforceable, (iii) any judgement obtained in England will be recognized and enforceable against the Borrower and its assets in the Borrower’s Country pursuant to [insert the name of the law or regulation in the Borrower’s Country].

(14)	The waiver of immunity by the Borrower is legal, valid, binding and enforceable and neither the Borrower nor any of its assets has any right of immunity from suit, execution, attachment prior to judgment or on judgment or any other legal process with respect to its obligations under the Loan Agreement and Deed of Charge in any jurisdiction, including, without limitation, the Borrower’s Country.

(15)	In the ordinary course of its business, the Borrower conducts an ongoing review of the effect of Environmental Laws in the Borrower’s Country on the business, operations and properties of the Borrower and the legal entities under its control related to the Project, in the course of which it identifies and evaluates liabilities and costs related thereto (including, without limitation, with respect to any clean-up or closure of properties, compliance with applicable operating constraints, disposal of wastes and possible liabilities to employees and other third parties). On the basis of this review, the Borrower has reasonably concluded that such liabilities and costs are unlikely to have a material adverse effect on the business, financial condition, results of operations or prospects of the Borrower and the legal entities under its control, considered as a whole.
(16)	The Loan complies with any relevant restrictions that may be applicable to such loans imposed by the government of the Borrower’s Country or the State Bank under the Foreign Loan Regulations or any other applicable law, regulation, decree or circular.

(17)	The obligations and liabilities of the Borrower under the Loan Agreement are the unconditional and general obligations of the Borrower and rank at least pari passu with all other present or future unsecured and unsubordinated Indebtedness (both actual and contingent) of the Borrower.
     This letter is given solely for the purposes of the transactions contemplated by the Loan Agreement and for the information of the persons to whom it is addressed and their respective legal advisers and may not be relied upon for any other purpose or by any other person. You may, however, deliver a copy of this letter to any person that becomes a Lender in accordance with the provisions of the Loan Agreement, who may rely on the opinions expressed herein as if this letter were addressed and delivered to such Lender on the date hereof.

Very truly yours
(Signature)
(Title)

Attachment 10-A
Form of Appointment of Borrower’s Tokyo Process Agent
Irrevocable Power of Attorney
Date:
By present instrument, [                                          ] (“the Borrower”) acting through its                                 at its address at                               , appoints as its agent and attorney-in-fact the [• attn.], [• name], [• address](Tel: •   Fax: • ), upon which the Borrower irrevocably confers all powers necessary to receive, in the name of the Borrower, service of writs, process and summonses in any legal action or proceeding brought in the Tokyo District Court referred to in [                                        ] dated                               , 20      between the Borrower and Japan Bank for International Cooperation and the other financial institutions named therein.

By	[Authorized Signature]

Name:

Title:

Attachment 10-B
Form of Appointment of Borrower’s New York Process Agent
Irrevocable Power of Attorney
Date:
By present instrument, [                                          ] (the “Borrower”) acting through its                                 at its address at                               , appoints as its agent and attorney-in-fact [• attn.], [• name], [• address](Tel: •   Fax: • ), upon which the Borrower irrevocably confers all powers necessary to receive, in the name of the Borrower, service of writs, process and summonses in any legal action or proceeding brought in the courts of the State of New York and the courts of the United States of America in New York referred to in [                                          ] dated                                  20      between the Borrower and Japan Bank for International Cooperation and the other financial institutions named therein.

By	[Authorized Signature]

Name:

Title:

Attachment 10-C
Form of Consent of Borrower’s Agent for Service of Process
(Tokyo/New York Process Agent)

Date:
To:	Japan Bank for International Cooperation 4-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-8144, Japan
Attn.:	Director General, International Finance Department I
Gentlemen:
     Reference is made to the Loan Agreement dated                                        , 2007 (the “Loan Agreement”) between                     and Japan Bank for International Cooperation.
     Pursuant to the Agreement, the Borrower has irrevocably and unconditionally appointed the undersigned at the undersigned’s office presently located at [ADDRESS] as the [Tokyo/New York] Process Agent, its agent to accept service of legal process in connection with legal actions, suits or proceedings commenced in the Tokyo District Court / New York State courts and/or Federal Courts sitting in New York City and any appellate court therefrom in connection with the Loan Agreement.
     The undersigned hereby (a) informs you that it has received a copy of the Loan Agreement and accepts such appointment by the Borrower as is set forth in the Loan Agreement and (b) agrees with you that (i) it will not terminate such agency relationship prior to the termination of the Agreement, (ii) it will maintain an office in [Tokyo/New York] until such time as a successor [Tokyo/New York] Process Agent shall be appointed pursuant to the Agreement and will give you prompt notice of any change of address, (iii) it will perform its duties in accordance with the Agreement, and (iv) it will promptly forward to the Borrower at its address as specified in the Agreement any summons, complaint or other legal process which it receives in connection with its appointment as such agent of the Borrower.
     This acceptance and agreement shall be binding upon the undersigned and all successors of the undersigned including all persons hereafter acting in the capacity of the undersigned or otherwise in charge of the office of the undersigned.

Very truly yours,
Name:
Title:
For and on behalf of [Tokyo/New York] Process Agent